DIMON INCORPORATED

2003 Annual Report

'03

Corporate Profile

DIMON's 2003 revenues totaled $1.3 billion. DIMON neither manufactures nor sells cigarettes or other consumer tobacco products. Rather, the world's multinational manufacturers of consumer tobacco products rely on leading independent merchants such as DIMON to supply the majority of their leaf tobacco needs. DIMON purchases and processes tobacco in more than 40 countries, and supplies its customers' needs in approximately 90 countries. With nearly 20,000 full-time and seasonal employees, DIMON's global operations encompass every major tobacco-producing region of the world, and it enjoys an estimated market share of about one third of the world's commerce for internationally traded leaf tobacco.



◆ *DIMON's Countries of Operation*

In March of this year, Steve Daniels was elected President and Chief Operating Officer of DIMON, and I am delighted to have him join me in writing our annual report letter to shareholders. Steve has been with the Company for 25 years and has significant experience in international operations, in addition to extensive knowledge of our customers. We are pleased to take this opportunity to update you on our Company's financial results for the year, as well as our strategic and operational progress.

Financial Results

We share the view that 2003 was a year in which we achieved much operationally, with less to show for our efforts financially.

In the closing stages of the fiscal year, our financial results fell short of our expectations. Although we saw modest increases in both sales and gross profit, our fourth quarter results were impacted significantly by the negative effect of the strength of the Euro on our European operations and by a higher than anticipated tax rate due to unrealized currency-related gains principally in Brazil. Also, as previously reported, in the aftermath of September 11, the cost of doing business increased significantly year-on-year. Selling, General and Administrative expenses increased $6.7 million. Settlement of the *DeLoach* class action lawsuit accounted for $6.0 million, with the balance a combination of increased retirement expense due to under-performance of plan assets, higher insurance expense due to changes in business risk and the impact of exchange rates on expenses denominated in sterling and Euros. These increases were somewhat offset by the adoption of SFAS 142, which resulted in a reduction of amortization expense of $6.2 million for the year.

For the full year, we reported underlying net income, which excludes market valuation adjustments for derivative financial instruments and non-recurring items, of $39.6 million, or $0.89 per basic share, on sales and operating revenues of $1.272 billion.

We share the view that was a year in which we operationally, with less to show for our efforts financially.

You will notice that we have taken out market valuation adjustments for derivative financial instruments. It is worth spending another moment to discuss our rationale for this. These excluded market valuation adjustments result from interest rate swaps that must be marked-to-market each quarter, even though we hold these instruments to maturity. In discussing the Company's operating performance and forecast, we consistently exclude these market value adjustments because they 1.) do not reflect our operating activities, 2.) are non-cash in nature, and 3.) will reverse in their entirety (gains and losses will offset each other) during the remaining term of the associated interest rate swaps. The aggregate effect of these adjustments at June 30, 2003 is a credit in the balance sheet of $27.9 million that will ultimately reverse through the income statement. We apologize for being so long-winded on this subject, but these adjustments are significant enough to seriously distort the price earnings ratio if not excluded. You will find in the investor relations section of our website (www.dimon.com) a quarterly and five year summary of the adjustments we make to our US GAAP financial statements to provide what we believe is a more meaningful view of the Company's results from core operations, which we refer to as "underlying financial measures." Our entire website was substantially redesigned during the year to be both more useful to customers and provide more comprehensive disclosure to investors of financial and governance information.

Brian J. Harker



Strategic and Operational Progress

Importantly, our investments in information and production technology are being increasingly acknowledged in the marketplace; we are recognized by customers as a leader in technical innovation, and have been listed for the last five years in *Information Week's* top 500 companies for IT innovation.

We said earlier that we achieved much in 2003 and list below a number of accomplishments that are both indicative of our proven strategy and the solid platform for our future growth:

- We successfully completed our quality management initiative to have all of our owned and operated processing facilities worldwide certified to ISO 9002:1994 standards. In addition, we are now only two operations short of conversion to ISO 9001:2000. Our flagship operations in Brazil and Turkey have achieved certification to ISO 14001 (Environmental), Brazil has an OHSAS 18001 certification (Health and Safety) and Turkey benefits from an SA 8000 certification (Social Accountability).
- In May 2003, we successfully completed a refinancing transaction issuing $125 million of 7 3/4% Senior Notes due 2013. The proceeds were used at the end of June to fund the early redemption of $125 million 8 7/8% Senior Notes due 2006. This transaction both reduces interest expense and increases the average maturity of our combined debt portfolio from 5.9 years to 8 years.


Underlying Earnings
Per Share
(in dollars)
'03
0.89
'02
0.78
'01
0.55
'00
0.40

- In May 2003, we entered into a conditional settlement to resolve our involvement in the *DeLoach* class action litigation. Under the terms of the settlement agreement, we will pay $6 million of the approximately $210 million of cash settlement payments to be paid by the settling defendants. The settlement agreement expressly recognizes our continued denial of wrongdoing and liability, and does not constitute an admission of any of the claims or allegations made by the plaintiffs. Despite our good defenses and denial of the claims asserted, we believe it was in the Company's best interests to settle the litigation to avoid the further expense, inconvenience and burden of litigation, and diversion of personnel and resources. We also determined that it would be best to put to rest the controversy with our valued suppliers of tobacco.

Favorable Market Conditions

As we look ahead, the operating environment overall remains favorable. Global supply and demand for leaf tobacco is substantially balanced.

Given the political and economic situation in Zimbabwe, we have seen customers shift some of their purchases to South America and other African countries. Zimbabwe's current 2003 flue-cured crop is estimated to be approximately 85 million kilograms, down from the 167 million kilograms in 2002. Importantly, the financial results of our Zimbabwe operations remain positive despite the adverse political circumstances, a tribute to our local management and employees.

In South America, we continue to see excellent results from our Brazilian operations as customers increase orders to offset the smaller crop in Zimbabwe. This has also benefited our operations in Argentina. We recently announced that DIMON's year-end has been changed to March 31 to better align the financial reporting cycle with natural global crop cycles. The driver behind this change is the growing importance of international operations, particularly those in South America for which results straddle fiscal years.

The Asian region is also increasing in importance as our customers expand their operations into the region. In reaction to the SARS epidemic, we took a number of steps to both protect our people and position, and are grateful that we were only mildly inconvenienced by this regional health issue.

In Europe, there has been further consolidation as a result of mergers and acquisitions between manufacturers and the privatization of state-owned enterprises. This will provide opportunities to increase our customer sales going forward. We also have various initiatives underway to rationalize processing in Europe to achieve greater economies of scale.

North America continues to operate under a USDA-administered Tobacco Program that restricts supply and increases non-value added costs in the supply chain, making U.S. grown tobacco uncompetitive in world markets. There are several legislative bills before Congress that could eliminate the Tobacco Program, potentially making U.S. grown leaf tobacco more competitive. Until this situation is resolved, however, the uncertainty will prevail and make for a challenging operating environment.

Our dark air-cured tobacco operations have experienced a period recently where supply of cigar filler tobacco has exceeded demand. We believe that the cigar market has stabilized in both the U.S. and Europe and that supply and demand of filler tobacco will become more balanced. Strong demand continues to exist for quality cigar wrappers and binders, and DIMON is well positioned here.

> *As we look ahead, the operating environment overall remains favorable. Global supply and demand for leaf tobacco is substantially balanced.*

Focused on Strategic Execution

There is no doubt that we operate in a challenging environment, where change is an ever present factor. It is a tribute to our employees worldwide that they are able to effectively deal with these variables, remain focused on strategic execution and continue to add value to the services we provide our customers.

Each of us remains firmly committed to our stated mission to be the preferred global supplier of leaf tobacco. Put another way, our mission is to provide our customers exemplary service in all areas of our business by anticipating and understanding their specific needs and delivering innovative solutions to meet those needs. This focus on our customers has led us to create what we believe is the best agronomy program in the industry, state-of-the-art information technology systems and several social responsibility initiatives. All are designed to strengthen customer relationships, and we have only begun to reap the benefits from our strategy



Steven B. Daniels

in terms of increased business and new opportunities. We are confident that these benefits will be reflected in our financial results over the near and longer term.

Our mission and strategy provide a clear focus for our employees, despite multiple cultures derived from previous mergers and acquisitions, operations that are geographically diverse and a heritage that can be traced through predecessor companies all the way back to 1873. A key priority for us is to be sure that the DIMON culture and brand communicate our focus, core values and commitments. Strong as our brand is in the industry today, you can expect to hear a lot more about the DIMON "brand" in the future.

We started this letter by stating that 2003 was a year in which we achieved much operationally, with less to show for our efforts financially. We believe the accomplishments outlined above should rightly be viewed as sound investments in the future that will translate into stronger future performance and, in turn, greater shareholder value.

We recognize and thank our dedicated employees worldwide for both the accomplishments achieved in 2003 and those expected in 2004 and beyond.

We also acknowledge Joseph L. Lanier, Jr., who stepped down as non-executive Chairman of the Board in March. We are fortunate that Mr. Lanier continues on the Board as lead independent director. We also express our thanks to all of DIMON's stakeholders. Your continuing support and guidance is much appreciated – and we pledge that your confidence in DIMON will be validated.

*A key **priority** for us is to be sure that the DIMON culture and brand communicate our focus, core values and commitments.*

BRIAN J. HARKER
Chairman and Chief Executive Officer

STEVEN B. DANIELS
President and Chief Operating Officer

Reconciliation of Underlying Net Income

in thousands, except per share amounts	2003	2002	2001	2000
Net income	$ 28,057	$ 27,476	$ 24,894	$ 17,988
Non-GAAP adjustments, net of tax:				
Market valuation adjustments for derivatives	9,427	7,468	3,426	–
Restructuring recovery	–	–	(1,013)	(162)
Litigation settlement (recovery)	3,900	–	(2,872)	–
Extraordinary gain	(1,777)	–	–	–
Effect of accounting changes	–	–	103	–
Underlying net income	$ 39,607	$ 34,944	$ 24,538	$ 17,826
Average number of basic shares outstanding	44,532	44,525	44,525	44,525
Underlying earnings per basic share	$ 0.89	$ 0.78	$ 0.55	$ 0.40
GAAP earnings per basic share	$ 0.63	$ 0.62	$ 0.56	$ 0.40

Our discussion and analysis of DIMON's financial condition and results of operations should be read in conjunction with the consolidated financial information and related footnotes for the fiscal years ended June 30, 2003, 2002 and 2001.

General

DIMON was formed through the April 1, 1995 merger of Dibrell Brothers, Incorporated (established in 1873) and Monk-Austin, Inc. (established in 1907). We believe that we are the world's second largest independent purchaser and processor of leaf tobacco.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below.

Inventories

Inventories are valued at the lower of cost or market. Inventories are reviewed and written down for changes in market value based on assumptions related to future demand and worldwide and local market conditions. If actual demand and market conditions vary from those projected by management, additional write downs to lower of cost or market value may be required. Inventory write downs in 2003 and 2002 were $3.5 million and $4.7 million, respectively.

Income Taxes

Through our subsidiaries, we are subject to the tax laws in each of the jurisdictions in which we operate. Therefore, we must estimate tax expense as well as assess the impact of amounts arising from differing treatment of items for book and tax purposes. We are also subject to a tax audit in each of these jurisdictions, which could result in changes to estimated taxes. In addition, we make assumptions regarding the future utilization of foreign tax credits, alternative minimum tax credits and tax loss carryforwards. These assumptions could be affected by changes in future taxable income and its sources and changes in U.S. or foreign tax laws. Our effective tax rate could be impacted by changes in these assumptions. See Note J to the "Notes to Consolidated Financial Statements" for further disclosure on income taxes.

Goodwill and Other Intangible Assets

Annually, or more frequently if necessary, we review the carrying value of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" utilizing a discounted cash flow model. The preparation of discounted future cash flow analyses requires significant judgment by management with respect to earnings growth rates and the appropriate discount rate. Neither a one-percentage-point increase in the discount rate assumption or a one-percentage-point decline in the earnings growth rate would result in an impairment charge. Unforeseen events and changes in circumstances and market conditions could, however, cause significant changes in estimates of future cash flows, which could result in an impairment charge.

Long-Lived Assets

We review the carrying values of our long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions could negatively affect the fair value of our assets and result in an impairment charge. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenue performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

Pensions and Postretirement Health Care and Life Insurance Benefits

The valuation of our pension and other postretirement health care and life insurance plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The actuarial assumptions used in our pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension and postretirement obligations. A one-percentage-point increase in assumed health care trend rates would increase the cost of postretirement benefits by $.1 million and the obligation by $1.1 million. A one-percentage-point decrease would decrease postretirement benefit costs by $.09 million and the obligation by $1.0 million. Changes in other assumptions and future investment returns could potentially have a material impact on our pension and postretirement expenses and related funding requirements. See Note K to the "Notes to Consolidated Financial Statements" for a further discussion of these assumptions and how a change in certain of these assumptions could affect our earnings.

Contingencies

A contingency is an existing condition, situation, or set of circumstances involving uncertainty that will ultimately be resolved when one or more future events occur or fail to occur. Provisions for contingencies are required to be established when it is probable that the future event will or will not occur and that its impact can be reasonably estimated. When we either are not able to make an assessment of an amount or have determined that the probability of a loss occurring is not likely, no liability is recorded in the consolidated financial statements for the contingency. Provisions may be required as circumstances change with respect to ongoing matters or as new issues emerge.

Accounting Matters

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provided a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed implementation of SFAS No. 133 until years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133. Effective July 1, 2000, we adopted SFAS No. 133 as amended. See Notes D and O to the "Notes to Consolidated Financial Statements."

Effective July 1, 2000, four of our European subsidiaries changed their fiscal year end from March 31 to June 30. More efficient financial reporting routines have allowed us to eliminate the traditional fiscal quarter lag associated with the inclusion of these subsidiaries in our consolidated financial statements. For the quarter ended September 30, 2000, income of $284 earned by the affected subsidiaries during the period between April 1, 2000 and June 30, 2000 has been recognized as the cumulative effect of an accounting change. See Note O to the "Notes to Consolidated Financial Statements."

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. We have chosen the first day of the last quarter as the date for our annual review. Other intangible assets continue to be amortized over their useful lives.

We applied the new rules of accounting for goodwill and other intangible assets beginning the first quarter of fiscal 2003. Application of the non-amortization provisions of the Statement resulted in an increase in net income of approximately $6.2 million for the year. In accordance with SFAS No. 142, we evaluated our goodwill and found no indication of impairment in fiscal 2003.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, we adopted this new accounting standard on July 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial statements.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of extraordinary. There was no material impact on our financial statements as a result of adopting SFAS No. 145.

Accounting Matters (continued)

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. We adopted this standard by the required December 2002 deadline. The financial statements were not impacted by the adoption of this Statement.

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires a guarantor to include disclosure of certain guarantees that it has issued and if applicable, at inception of the guarantee, to recognize a liability for the fair value of the obligation undertaken in issuing a guarantee. The recognition and measurement requirements of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on our financial statements.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As required under SFAS No. 148, we adopted these disclosure requirements in fiscal 2003.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. This Interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of this Interpretation were effective beginning in our third quarter of fiscal 2003. We do not believe that we have any significant variable interest entities requiring consolidation or further disclosure. Therefore, the adoption of this Interpretation did not have a material impact on our financial statements.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement will become effective in fiscal 2004 for contracts entered into or modified after June 30, 2003. We will adopt the provisions under SFAS No. 149 beginning on July 1, 2003 and do not expect any material impact on our financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Under the provisions of SFAS No. 150 certain financial instruments that previously could be accounted for as equity must be presented as liabilities, and in some cases assets, on the balance sheet. We will adopt this new standard beginning July 1, 2003 and do not expect it to have any material effect on our financial statements.

Results of Operations

Operating Environment:

GLOBAL

We believe that the global supply and demand for leaf tobacco is now substantially balanced, and the raw material inventories held by customers are largely in equilibrium with production forecasts.

AFRICA

Political and economic situations in Zimbabwe present uncertainties as the country is in a period of civil unrest accompanied by a deteriorating economy. We have adjusted our operations throughout the region to be attentive to the current situation. The Zimbabwe crop size is estimated to decrease from 167 million kilos in the 2002 crop year to approximately 85 million kilos in the 2003 crop year. As a result, our customers have shifted portions of their purchases to Brazil, Argentina and certain African countries. Financial results from our Zimbabwe operation remain positive despite the adversity. Our Malawi operation continues to operate positively in a large burley market where the crop size has reached a plateau due to availability and demand for the product. In response to the Zimbabwe situation, Malawi is expanding its flue-cured production through various growing schemes. Both Zimbabwe and Malawi benefit from processing tobaccos from our expanding sourcing projects in the nearby African countries of Zambia, Mozambique and the Democratic Republic of Congo. Production at our Tanzania operation continues to grow as customer demand for these tobaccos increases further.

South America

We continue to see excellent results in our Brazilian operation as customers shift portions of their Zimbabwe and U.S. requirements to Brazil. Brazil is among our largest source countries in terms of volume and revenue. We consider this region to be a viable area for continued growth in tobacco leaf production. Though an extended rainy season negatively affected the crop yield this past year, larger crop sizes are predicted as Brazil responds to Zimbabwe's continued political and economic difficulties. Argentina has also benefited from the smaller crop size in Zimbabwe, with new customers entering the market this year. Argentina continues to be in a period of political and economic uncertainty. We purchase processed tobacco for export and do not own any processing assets there. The customer base for both Guatemala and Mexico is somewhat limited by the high production costs in those countries. Our operations in those countries generally purchase and process only to customer orders.

Asia

The Asian region provides our customers with a good quality product at a comparatively lower cost. The importance of the Asian region is increasing as our customers expand their operations into the region. In Thailand, we purchase and process tobacco through our own operations. In other areas of Asia, we supervise the purchase and processing of tobacco in conjunction with operations owned by governmental and other third parties.

Europe

We believe that Turkey will continue to be the most important among Oriental tobacco markets. Turkey is currently undergoing change as the State Monopoly (TEKEL) is privatized. As a result of this change, Turkey has become a direct contract purchasing market, and we anticipate smaller crops in future years. Our other Oriental operations including those in Bulgaria, Greece, Macedonia, Kyrgyzstan and Moldova continue to contribute to the region's profitability. We currently have various European initiatives underway to consolidate processing into regional facilities to achieve greater economies of scale.

North America

The production of leaf tobacco in the U.S. currently operates under a USDA-administered Tobacco Program that restricts supply and induces non-value added costs into the price of farm cured, or "green" tobacco. Increasingly, the relatively high cost of U.S. grown tobacco makes it uncompetitive in the world market. The market for U.S. grown leaf tobaccos has largely become limited to domestic customers, as traditional foreign buyers have significantly reduced or eliminated these tobaccos from their product blends. The U.S. market has substantially converted to direct contract purchasing over the past several years with certain domestic customers now purchasing their requirements directly from farmers. As a result, our U.S. operations are increasingly focused on providing processing services to our customers. There are several legislative bills before Congress that could eliminate the Tobacco Program with the potential effect of making U.S. grown leaf tobacco more competitive and restoring production growth in the country. We process approximately thirty percent of the U.S. flue-cured and burley tobacco crops. Our Canadian operations continue to contribute to the region's profitability.

Dark Tobacco

We have dark air-cured tobacco operations that service customers in the cigar industry. Recently, supply has exceeded demand for cigar filler tobacco. This situation has resulted in both lower sales volumes and gross profits from this type of tobacco. We believe that the cigar market has now stabilized in both the U.S. and Europe, and that supply and demand for cigar filler tobacco will become balanced. Strong demand continues to exist for quality cigar wrappers and binders.

Results of Operations (continued)

Condensed Statement of Consolidated Income

Year Ended June 30 *(in millions)*	2003	Increase/ (Decrease) 2003	2002	Increase/ (Decrease) 2002	2001
Sales and other operating revenues	$1,271.7	$12.0	$1,259.7	$(141.3)	$1,401.0
Gross profit	210.4	4.9	205.5	14.5	191.0
Selling, administrative and general expenses	116.1	6.7	109.4	5.9	103.5
Restructuring recovery	-	-	–	1.4	(1.4)
Recovery from litigation settlements	-	-	–	3.9	(3.9)
Interest expense	46.9	(1.0)	47.9	(5.7)	53.6
Current charge derivative financial instruments	12.4	2.2	10.2	5.5	4.7
Income taxes	9.1	(1.1)	10.2	0.9	9.3
Equity in net income (loss) of investee companies, net of income tax	0.3	0.6	(0.3)	–	(0.3)
Cumulative effect of accounting changes, net of income taxes:					
Reporting period of subsidiaries	-	-	–	(0.3)	0.3
Derivative financial instruments	-	-	–	0.4	(0.4)
Extraordinary item – Iraqi receivable recovery, net of income taxes	1.8	1.8	–	–	–
NET INCOME	$ 28.1*	$ 0.6*	$ 27.5	$ 2.6*	$ 24.9*

**Amounts do not equal column totals due to rounding.*

Comparison of the Year Ended June 30, 2003 to the Year Ended June 30, 2002

Sales and other operating revenues increased 0.9% from $1,259.7 million in 2002 to $1,271.7 million in 2003. The increase was attributable to higher sales of non-U.S. tobacco, which was substantially offset by lower U.S. revenue. Quantities of non-U.S. tobacco sold, primarily from Brazil, increased by 6% over the prior year. While Zimbabwe sales decreased, overall sales from the African region increased. In the U.S., revenue decreased largely due to reduced sales volume to non- U.S. customers as well as non-recurring sales in 2002 of prior crop tobacco.

Gross profit as a percentage of sales increased to 16.5% in 2003 compared to 16.3% in 2002. Our gross profit increased $4.9 million to $210.4 million in 2003 from $205.5 million in 2002. This increase was primarily due to the increased volume in Brazil, which was partially offset by lower volumes of U.S. tobacco sold to non-U.S. customers. The increase in gross profit is also due to charges recognized in 2002 of $2.9 million related to devaluation of the Argentine peso partially offset by a gain of $1.7 million realized in 2002 related to the sale of unutilized Zimbabwe assets. In Africa, gross profit decreases in Zimbabwe were offset by increased gross profit from Malawi and Tanzania. In Europe, gross profit decreased as costs increased due to the strength of the euro.

Selling, administrative and general expenses increased $6.7 million or 6.1% from $109.4 million in 2002 to $116.1 million in 2003. This increase is primarily due to the recognition of $6.0 million in settlement of the *DeLoach* class action lawsuit, increases in retirement expense due to the under performance of plan assets, insurance expense due to changes in business risk related to events that have occurred in recent years and the impact of exchange rate changes on expenses denominated in euros and sterling. These increases were somewhat offset by the adoption of SFAS No. 142 in 2003 that resulted in cessation of goodwill amortization that was $6.5 million in 2002 as well as lower incentive compensation awards that are related directly to our operating results.

Interest expense decreased $1.0 million from $47.9 million in 2002 to $46.9 million in 2003. This change is primarily due to a $14.6 million decrease related to lower average rates offset by a $13.6 million increase related to higher average borrowings partially resulting from the effect of carrying $125 million of redundant debt during the thirty-day call period associated with the refinancing transaction completed in May 2003.

Current charge derivative financial instruments increased $2.2 million from 2002 to 2003. This charge relates to the changes in fair value of non-qualifying interest rate swap agreements as discussed in Note D of the "Notes to Consolidated Financial Statements."

Effective income tax rates of 26% in 2003 and 27% in 2002 relate primarily to the distribution of taxable income among various taxing jurisdictions. Changes in the rate from 2002 to 2003 are also partially attributable to the non-amortization of goodwill in 2003.

Extraordinary Item – On May 1, 2003, the Company received $2.7 million from the United Nations Compensation Commission in connection with a claim filed by a predecessor company, Monk-Austin, Incorporated. The claim arose from an uncollected trade receivable from the Iraqi Tobacco Monopoly, which related to transactions that occurred prior to Iraq's invasion of Kuwait in August 1990. The extraordinary gain of $1.8 million is recorded net of tax of $0.9 million.

Comparison of the Year Ended June 30, 2002 to the Year Ended June 30, 2001

Sales and other operating revenues were $1,259.7 million, a decrease of 10.1% from $1,401.0 million in 2001. The decrease was primarily due to the shift from auction buying to direct contract buying in the United States. Sales were also negatively impacted by decreased demand for cigar filler tobacco. The decreases were partially offset by increases in sales in South America and Europe. In South America, sales were increased by sales of prior crop tobacco in Argentina and Brazil. In Europe, an increase in demand for oriental tobaccos resulted in higher sales.

Gross profit as a percentage of sales increased from 13.6% in 2001 to 16.3% in 2002. Fiscal 2002 cost of sales and gross margin percentages were not comparable to prior years due to the shift from auction buying to direct contract buying in the United States. Gross profit increased $14.5 million or 7.6% from $191.0 million in 2001 to $205.5 million in 2002. Gross profit increases were primarily due to shipments from Argentina and Brazil carried over from the prior fiscal year, and increased demand for European oriental tobacco. These increases in gross profit were partially offset by decreases caused by lower demand for cigar filler tobacco, and lower gross profits in Africa due to exchange variations and lower quantities. Pricing of certain African tobacco was sufficiently increased by exchange variations to offset lower quantities, leaving sales value largely unchanged, but reducing gross profit. In the United States, decreases in gross profit caused by lower domestic demand were offset by additional gross profit from sales of prior crop tobacco. As a result of the economic situation in Argentina, we recognized $2.9 million in charges primarily in connection with the devaluation of the Argentine peso. Partially offsetting these charges were gains of $1.7 million related to the sale of unutilized Zimbabwe fixed assets.

Selling, administrative and general expenses increased $5.9 million or 5.6% from 2001 to 2002 due primarily to increased personnel related expenses, and expenses related to improved technology for information sharing. The increase in personnel related expenses includes incentive compensation awards that are based on our performance.

Interest expense decreased 10.6% or $5.7 million from $53.6 million in fiscal 2001 to $47.9 million in fiscal 2002. The decrease is due to a $4.8 million decrease related to lower average borrowings and $0.9 million due to lower average rates.

Restructuring charges of $1.4 million were recovered in fiscal 2001. These recoveries related primarily to sales of fixed assets.

Recovery from litigation settlements. During fiscal 2001, a subsidiary in Spain, Compania General de Tabacos de Filipinas (CdF) settled litigation regarding the alleged breach of contract in CdF's sale of a building located in Barcelona in 1991. CdF successfully concluded the lawsuit in February 2001, resulting in income of $3.9 million.

Current charge derivative financial instruments were $10.2 million in 2002 compared to $4.7 million in 2001 from the change in fair value of non-qualifying interest rate swap instruments as discussed in Note D to the "Notes to Consolidated Financial Statements."

Effective income tax rates of 27% in both 2002 and 2001 relate primarily to the distribution of taxable income among various taxing jurisdictions.

Liquidity and Capital Resources

The following table is a summary of items from the Consolidated Balance Sheet and the Statement of Consolidated Cash Flows.

Years Ended June 30 *(in millions, except for current ratio)*	**2003**	2002	2001
Cash and cash equivalents	**$ 88.9**	$ 109.0	$ 14.6
Net trade receivables	**179.5**	173.6	177.7
Inventories and advances on purchases of tobacco	**529.9**	478.1	457.4
Total current assets	**839.8**	792.0	673.3
Notes payable to banks	**210.2**	181.6	205.8
Accounts payable	**73.5**	76.8	69.3
Total current liabilities	**403.2**	363.0	500.4
Current ratio	**2.1 to 1**	2.2 to 1	1.3 to 1
Revolving Credit Notes and Other Long-Term Debt	**10.3**	7.5	3.6
Convertible Subordinated Debentures	**73.3**	73.3	73.3
Senior Notes	**341.3**	321.4	125.0
Stockholders' equity	**454.6**	434.7	411.5
Purchase of property and equipment	**28.3**	20.2	19.1
Proceeds from sale of property and equipment	**2.8**	5.9	3.3
Depreciation and amortization	**35.3**	41.9	44.3

Liquidity and Capital Resources (continued)

The purchasing and processing activities of our business are seasonal. Our need for capital fluctuates accordingly and, at any one of several seasonal peaks, our outstanding indebtedness may be significantly greater or less than at year end. We historically have needed capital in excess of cash flow from operations to finance inventory and accounts receivable. We also prefinance tobacco crops in certain foreign countries, including Argentina, Brazil, Greece, Turkey and Indonesia, by making cash advances to growers prior to and during the growing season.

Our working capital increased slightly from $429.0 million at June 30, 2002 to $436.6 million at June 30, 2003. Our current ratio was 2.1 to 1 at June 30, 2003 compared to 2.2 to 1 at June 30, 2002. At June 30, 2003, our current assets had increased $47.8 million and current liabilities had increased $40.2 million from June 30, 2002. The $47.8 million increase in current assets is primarily due to a $51.8 million increase in inventories and advances on purchases of tobacco and a $10.2 million increase in prepaid expenses partially offset by a $20.1 million decrease in cash. Increases in current liabilities relate primarily to increases of $28.6 million in notes payable to banks and a $7.5 million increase in advances from customers. The changes in inventory, notes payable to banks and cash are all related to financing requirements for inventories committed to customers.

Cash flows from operating activities were $9.7 million in 2003 compared to $67.1 million in 2002 and $149.8 million in 2001. The decrease in cash flows from operations in 2003 compared to 2002 is due primarily to $30.0 million more cash used for inventory and advances on purchases of tobacco, $17.8 million more cash used for accounts payable and accrued expenses and $8.5 million less cash provided by accounts receivable. The changes in these accounts relates primarily to higher levels of inventory committed to customers.

The decrease in cash flows from operations in 2002 compared to 2001 is primarily due to decreases of cash provided from customer advances of $72.1 million and decreases in cash provided by accounts receivable of $25.4 million, which are partially offset by increases of $23.5 million from changes in deferred items. The changes in customer advances and accounts receivable relate primarily to the delay of shipments of tobacco from Brazil from the fourth quarter of 2001 to the first quarter of 2002. The changes in deferred items are primarily attributable to the change in the fair value of non-qualifying interest rate swap instruments and changes in deferred income taxes.

Cash flows used by investing activities were $31.5 million in 2003, $10.9 million in 2002 and $14.5 million in 2001. The increased cash used in investing activities in 2003 compared to 2002 is primarily due to higher purchases of property and equipment and lower proceeds from the sale of property and equipment. The decreased cash used in investing activities in 2002 compared to 2001 was due to higher proceeds from the sale of property and equipment and higher repayments of notes receivable offset partially by higher purchases of property and equipment.

Cash flows from financing activities provided $2.4 million in 2003 compared to $36.4 million in 2002 and a usage of $147.3 million in 2001. The lower provision of cash in 2003 compared to 2002 is due to issuance of $125 million Senior Notes in 2003 compared to issuance of $200 million Senior notes in 2002 and a $165 million syndicated bank credit facility that was entered into in 2002. The decreased provisions from 2002 to 2003 were somewhat offset by repayments of borrowings in 2002 that were issued under an older $250 million credit facility. The provision of cash in 2002 as opposed to the usage in 2001 was due to both the $200 million Senior Note issuance and the $165 million syndicated bank credit facility, which are described below, offset by repayments related to our previous $250 million credit facility.

At June 30, 2003, we had seasonally adjusted lines of credit of $480.4 million of which $210.1 million was outstanding with a weighted average interest rate of 3.48%. Unused short-term lines of credit amounted to $234.0 million. Total maximum borrowings, excluding the long-term credit agreements, during the fiscal year were $337.7 million. At June 30, 2003, we had $16.7 million of letters of credit outstanding and an additional $19.5 million of letters of credit lines available.

Long-Term Debt

During fiscal years 2002 and 2003 we completed two strategic refinancing transactions that, in aggregate, have expanded our sources and available amounts of liquidity, extended the average maturity of our debt portfolio from 3.2 years to 8.0 years, and significantly reduced our dependence on short-term uncommitted debt facilities.

On October 30, 2001, we issued $200 million principal amount of 9 5/8% Senior Notes due 2011. The proceeds of this Note issuance were used to repay certain existing indebtedness, including all amounts drawn under our $250 million syndicated credit facility then existing. The financial covenants of the Senior Notes are substantially similar to those for the $125 million principal amount of 8 7/8% Senior Notes due 2006, that were outstanding at that time. Concurrent with the completion of the Note issuance, we entered into a derivative financial instrument to swap the entire $200 million notional amount to a floating interest rate equal to LIBOR plus 4.11%, set six months in arrears. The effective rate at June 30, 2003 was 5.23%.

Also, on October 31, 2001, we closed on a three-year $165 million syndicated bank credit facility with a group of five banks. The credit facility is subject to certain commitment fees and covenants that, among other things, require us to maintain minimum working capital and tangible net worth amounts, require specific liquidity and long-term solvency ratios, including certain borrowing base restrictions, and restrict acquisitions. We continuously monitor our compliance with these covenants. The credit facility's initial term expires on October 31, 2004, and, subject to approval by the lenders, may be extended. The rates of interest are based on our published credit rating and vary according to the type of loan requested by us. During the life of the agreement, the interest rate could be the prime rate or the LIBOR rate adjusted. The primary advance rate is the agent bank's base lending rate (4.0% at June 30, 2003). We pay a commitment fee of 1% per annum on any unused portion of the facility. Decisions relative to drawings and repayments are made based on circumstances then existing, including our judgment as to the most effective utilization of funds. Based on forecast working capital needs, we do not anticipate making significant draws on this facility in the near term.

On May 30, 2003, we issued $125 million principal amount of 7 3/4% Senior Notes due 2013. The proceeds of this Note issuance were used to redeem in full $125 million of our outstanding 8 7/8% Senior Notes due 2006. The financial covenants of the Senior Notes are substantially similar to those for the aforementioned $200 million principal amount of 9 5/8% Senior Notes due 2011. Concurrent with the completion of the Note issuance, we entered into a derivative financial instrument to swap the entire $125 million notional amount to a floating interest rate equal to LIBOR plus 3.69%, set six months in arrears. The effective rate at June 30, 2003 was 4.81%. The existing 8 7/8% Senior Notes due 2006 were fully redeemed at June 30, 2003.

The indentures governing our Senior Notes contain certain covenants that, among other things, limit our ability to (i) transfer or issue shares of capital stock of subsidiaries to third parties, (ii) pay dividends or make certain other payments, (iii) incur additional indebtedness, (iv) issue preferred stock, (v) incur liens to secure our indebtedness, (vi) apply net proceeds from certain asset sales, (vii) enter into certain transactions with affiliates, (viii) merge with or into any other person or (ix) enter into certain sale and leaseback transactions.

For all of the derivative financial instruments mentioned above, the notional amount, maturity, and payment dates of the derivative financial instruments match those of the Notes. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," the derivatives qualify for hedge accounting treatment. See also Notes D and O to the "Notes to Consolidated Financial Statements."

We have historically financed our operations through a combination of short-term lines of credit, revolving credit arrangements, customer advances, cash from operations and equity and equity-linked securities. At June 30, 2003, we had no material capital expenditure commitments. We believe that these sources of funds will be sufficient to fund our anticipated needs for fiscal year 2004. There can be no assurance, however, that these sources of capital will be available in the future or, if available, that any such sources will be available on favorable terms.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We have summarized in the table below our contractual cash obligations and other commercial commitments as of June 30, 2003.

	Payments / Expirations by Period				
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5 Years
Long-Term Debt	$421.4	$ 0.7	$ 3.3	$74.4	$343.0
Capital Lease Obligations	6.0	0.9	1.6	1.4	2.1
Operating Leases	27.1	5.3	6.7	2.9	12.2
Tobacco Purchase Obligations	419.8	417.6	2.2	–	–
Grower Financing Guarantees	103.9	80.8	14.1	7.9	1.1
Total Contractual Obligations and Other Commercial Commitments	$978.2	$505.3	$27.9	$86.6	$358.4

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, as defined under the rules of SEC Release No. FR-67.

Lease Obligations

We have both capital and operating leases. In accordance with accounting principles generally accepted in the United States, operating leases are not reflected in the accompanying Consolidated Balance Sheet. The operating leases are for land, buildings, automobiles and other equipment; the capital leases are primarily for production machinery and equipment. The capitalized lease obligations are payable through 2009. Operating assets that are of long-term and continuing benefit are generally purchased.

Liquidity and Capital Resources (continued)

TOBACCO PURCHASE OBLIGATIONS AND GROWER FINANCING GUARANTEES

Tobacco purchase obligations result from contracts with growers, primarily in the United States and Brazil, to buy either specified quantities of tobacco or the grower's total tobacco production. Amounts shown as tobacco purchase obligations are estimates based on projected purchase prices of the future crop tobacco. Payment of these obligations is net of our advances to these growers. Our tobacco purchase obligations do not exceed our projected requirements over the related terms and are in the normal course of business. In certain non-U.S. markets, we provide growers with materials necessary to grow tobacco and may either directly loan or guarantee bank loans to growers to finance the crop. Under longer-term arrangements, we may also finance or guarantee financing on growers' construction of curing barns or other tobacco production assets. We are obligated to repay any guaranteed loan should the grower default. See also Note N to the "Notes to Consolidated Financial Statements."

Tax and Repatriation Matters

We are subject to income tax laws in each of the countries in which we do business through wholly owned subsidiaries and through affiliates. We make a comprehensive review of the income tax requirements of each of our operations, file appropriate returns and make appropriate income tax planning analyses directed toward the minimization of our income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

Dividend distributions are made from certain subsidiaries while the undistributed earnings of certain other foreign subsidiaries are not subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. We intend to reinvest such undistributed earnings of foreign subsidiaries indefinitely; accordingly, no provision has been made for U.S. taxes on those earnings. We regularly review the status of the accumulated earnings of each of our U.S. and foreign subsidiaries and reevaluate the aforementioned dividend policy as part of our overall financing plans.

Factors that May Affect Future Results

The following important factors, among other things, in some cases have affected, and in the future could affect, our actual operating and financial results and could cause our actual results for 2004 and beyond to differ materially from those expressed in any forward-looking statements made by us.

Risks Relating To Our Operations

Our financial results will vary according to growing conditions, customer indications and other factors, which also reduces your ability to gauge our performance and increases the risk of an investment in our securities.

Our financial results, particularly the quarterly financial results, may be significantly affected by fluctuations in tobacco growing seasons and crop sizes. The cultivation period for tobacco is dependent upon a number of factors, including the weather and other natural events, such as hurricanes or tropical storms, and our processing schedule and results of operations can be significantly altered by these factors.

Further, the timing and unpredictability of customer indications, orders and shipments causes us to keep tobacco in inventory, increases our risk and results in variations in quarterly and annual financial results. We may from time to time in the ordinary course of business keep a significant amount of processed tobacco in inventory for our customers to accommodate their inventory management and other needs. Sales recognition by us and our subsidiaries is based on the passage of ownership, usually with shipment of product. Since individual shipments may represent significant amounts of revenue, our quarterly and annual financial results may vary significantly depending on our customers' needs and shipping instructions.

These fluctuations result in varying volumes and sales in given periods, which also reduces your ability to compare our financial results in different periods or in the same periods in different years.

Our adoption and application of certain standards in financial accounting could cause our annual and quarterly financial results to vary and will reduce your ability to gauge our performance, increasing the risk of an investment in our securities.

Effective July 1, 2000, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." As a result of adoption of SFAS No. 133, we recognize all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. We use forward contracts to mitigate our exposure to changes in foreign currency exchange rates on forecasted transactions. The effective portion of unrealized gains and losses associated with forward contracts and the intrinsic value of option contracts are deferred as a component of accumulated other comprehensive income until the underlying hedge transactions are reported on our consolidated statement of earnings. We have traditionally used interest rate swaps to mitigate our exposure to changes in interest rates related to certain debt agreements. The swaps convert floating-rate debt to fixed-rate debt. Interest rate swaps, to the extent they are effective hedges, are accounted for as cash flow hedges, with the changes in the fair values of these instruments being recorded in accumulated other comprehensive income net of deferred taxes. Changes in the fair values of derivatives not qualifying as hedges are reported in net income. As a result of fluctuations in interest rates and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. We plan to continue the practice of economically hedging various components of our debt. However, as a result of SFAS No. 133, certain swap instruments have and may continue to create volatility in future reported earnings.

In addition, we have applied SFAS No. 142, "Goodwill and Other Intangible Assets," beginning with the first quarter of fiscal 2003, and no longer amortize goodwill and intangible assets, resulting in increased earnings. However, if we determine that there has been a material impairment to goodwill or other intangible assets with indefinite lives, we will recognize the amount of that impairment as a charge to earnings in the applicable reporting period. This could cause variances in our reported earnings in different quarters and years, which may impair your ability to compare results in those periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Accounting Matters" and Notes D and O to the "Notes to Consolidated Financial Statements."

The shift to direct contract buying of green tobacco by many of our U.S. customers affects your ability to compare our year to year results and could have an adverse effect on our results of operations.

Comparability of our sales revenues has been affected by the shift to direct contract buying in the United States. In the United States, prior to 2002, we took ownership of all green tobaccos we purchased, then processed and resold that tobacco to our customers. Concurrent with the shift from an auction system to a direct contract buying system in the United States, certain major U.S. customers began purchasing green tobacco directly from the growers. We no longer take ownership of that tobacco and no longer record revenues associated with its resale. We continue to earn and record service revenues for the processing of all such tobaccos for our customers. Our gross profit has not been materially affected by the shift to direct contract buying by our customers, although sales revenues have been reduced and our profit margin has improved. Although we will purchase the majority of our current requirements through direct contract buying, we will still need to maintain buying personnel in the residual auction markets, which could affect our ability to manage our costs.

Our extension of credit to tobacco growers could have an adverse effect on our financial condition.

We make advances to tobacco growers in many countries to finance their growing of tobacco for sale to us. Crop advances to growers are generally secured by the grower's agreement to deliver green tobacco. In the event of crop failure, recovery of advances could be delayed until deliveries of future crops or indefinitely. The temporary or permanent loss of these advances to growers could have a material adverse effect on our financial condition or results of operations.

Competition could adversely affect our operating results.

The leaf tobacco industry is highly competitive. Competition among leaf tobacco merchants is based primarily on the price charged for products and services as well as the merchant's ability to meet customer specifications in the buying, processing and financing of tobacco. In addition, there is competition in all countries to buy the available tobacco and in many areas, total leaf tobacco processing capacity exceeds demand. There are three major global competitors in the leaf tobacco industry, and they are dependent upon a few large tobacco manufacturing customers. The number of manufacturers has declined in recent years due to consolidation. The loss of, or a substantial reduction in the services provided to, any large or significant customer could have a material adverse effect on our financial condition or results of operations.

Risks Relating To Our Operations (continued)

Our reliance on a small number of significant customers may adversely affect our results of operations.

Our customers are manufacturers of cigarette and tobacco products. Several of these customers individually account for a significant portion of our sales in a normal year. Of our consolidated tobacco sales in 2003, 2002 and 2001, approximately 38%, 35% and 36%, respectively, represented sales to various tobacco customers which we believe are owned by or under common control of Japan Tobacco Inc. or Altria Group, Inc. In addition, tobacco product manufacturers are currently experiencing a period of consolidation, and further consolidation among our customers could decrease such customer's demand for our leaf tobacco or processing services. The loss of any one or more of such customers could have a material adverse effect on our financial condition or results of operations.

We face increased risks of doing business due to the extent of our international operations.

We do business in over 40 countries, many of which do not have stable economies or governments. Our international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, exchange controls, inflationary economies and currency risks and risks related to the restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. These risks are exacerbated in countries where we have advanced substantial sums or guaranteed local loans or lines of credit for the purchase of tobacco from growers.

We have expanded our international operations in areas where the export of tobacco has increased due to increased demand for lower priced tobacco. We have significant investments in our purchasing, processing and exporting operations in Brazil, Malawi, Tanzania, Zimbabwe, Turkey, Italy and Thailand. In particular, we derive significant operating profit from our operations in Brazil and Zimbabwe. In recent years, these countries' economic problems have received wide publicity related to devaluation of the local currency and inflation. Devaluation can affect our purchase costs of tobacco and our processing costs.

Zimbabwe remains in a period of civil unrest in combination with a deteriorating economy. Should the current political situation continue, we could experience disruptions and delays associated with our Zimbabwe operations. The government's forced land resettlement program has caused disruptions to both tobacco and food farm production in Zimbabwe. The volume of the 2003 tobacco crop is projected to decline by approximately 49% in comparison to the prior year crop. If the political situation in Zimbabwe continues to deteriorate, our ability to recover our assets there could be impaired. Our Zimbabwe subsidiary has long-lived assets of approximately $46.3 million as of June 30, 2003.

Argentina is in a period of political and economic uncertainty. We purchase Argentine tobacco for export. We do not own any processing assets in Argentina and do not foresee any additional material effects on our operations. However, we do continue to closely monitor events associated with the instability in Argentina and their possible impact on future results.

We do business in countries that have tax regimes in which the rules are not clear or not consistently applied. This is especially true with regard to international transfer pricing. We have not had any significant exposure to date as a result of these risks.

Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations.

Our business is generally conducted in U.S. dollars, as is the business of the tobacco industry as a whole. However, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. We attempt to minimize such currency risks by matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country where the tobacco is grown. Fluctuations in the value of foreign currencies can significantly affect our operating results.

In addition, the devaluation of foreign currencies, particularly Asian and Eastern European currencies, has resulted and may in the future result in reduced purchasing power from customers in these areas. We may incur a loss of business as a result of the devaluation of these currencies now or in the future.

Various outstanding interest-bearing instruments are sensitive to changes in interest rates. With respect to our variable-rate debt, a 10% change in interest rates would have the effect of increasing or decreasing interest expense by $1.6 million.

Our indentures and credit agreements contain, and in the future could contain additional, covenants and tests that would limit our ability to take actions or cause us to take actions we may not normally take.

Our existing indentures and credit agreements contain a number of significant covenants. These covenants will limit our ability to, among other things:

- borrow additional money;
- make capital expenditures and other investments;
- merge, consolidate or dispose of our assets;
- acquire assets in excess of certain dollar amounts; and
- grant liens on our assets.

Our credit facility and existing indentures require, and any future indenture may require, us to meet certain financial tests. The failure to comply with these covenants and tests would cause a default under those agreements. A default, if not waived, could result in the debt under our credit facility and indentures becoming immediately due and payable and could result in a default or acceleration of our other indebtedness with cross-default provisions. If this occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Complying with these covenants and tests may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take.

Provisions in our indentures restrict our ability to make payments, including payments of dividends to our shareholders.

Under the terms of the Indentures relating to our 9 5/8% Senior Notes due 2011 and 7 3/4% Senior Notes due 2013, we will not be permitted to make certain payments that are restricted by such Indentures, including cash dividends on our common stock. We generally may make such restricted payments, provided that (1) we are not in default under the Indentures, (2) we are able to incur at least $1.00 of additional indebtedness under a consolidated interest coverage ratio test set forth in the Indentures, and (3) the aggregate amount of the payments to be made is less than the total of (x) $20.0 million, (y) 50% of our consolidated net income for the period from April 1, 1996, through the end of our most recent fiscal quarter and (z) the net cash proceeds from our sale of any equity securities or debt securities that are converted into equity securities. At June 30, 2003 and 2002, we were permitted to make restricted payments, including cash dividends on our common stock, of up to $39.4 million and $46.4 million, respectively.

Risks Relating to the Tobacco Industry

Reductions in demand for consumer tobacco products could adversely affect our results of operations.

The tobacco industry, both in the United States and abroad, continues to face a number of issues that may reduce the consumption of cigarettes and adversely affect our business, sales volume, results of operations, cash flows and financial condition.

These issues, some of which are more fully discussed below, include:

- governmental actions seeking to ascribe to tobacco product manufacturers liability for adverse health effects associated with smoking and exposure to environmental tobacco smoke;
- smoking and health litigation against tobacco product manufacturers;
- tax increases on consumer tobacco products;
- current and potential actions by state attorneys general to enforce the terms of the Master Settlement Agreement ("MSA") between state governments in the United States and tobacco product manufacturers;
- governmental and private bans and restrictions on smoking;
- actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States;
- restrictions on tobacco product manufacturing, marketing, advertising and sales;
- the diminishing social acceptance of smoking;
- increased pressure from anti-smoking groups; and
- other tobacco product legislation that may be considered by Congress, the states and other countries.

Risks Relating to the Tobacco Industry (continued)

Tobacco product manufacturer litigation may reduce demand for our services.

Our primary customers, the leading cigarette manufacturers, face thousands of lawsuits brought throughout the United States and, to a lesser extent, the rest of the world. The effects of the lawsuits on our customers could reduce their demand for tobacco from us. These lawsuits have been brought by plaintiffs, including (1) individuals and classes of individuals alleging personal injury and/or misleading advertising, (2) governments (including governmental and quasi-governmental entities in the United States and abroad) seeking recovery of health care costs allegedly caused by cigarette smoking, and (3) other groups seeking recovery of health care expenditures allegedly caused by cigarette smoking, including third-party health care payors, such as unions and health maintenance organizations. Damages claimed in some of the smoking and health cases range into the billions of dollars. In September 1999, the United States Department of Justice filed a lawsuit against the leading cigarette manufacturers, seeking to recover billions of dollars. Additional plaintiffs continue to file lawsuits.

There have been several jury verdicts in tobacco product litigation during the past three years. For example, in July 2000, the jury in the *Engle* smoking and health class action in Florida returned a verdict against the cigarette manufacturer defendants for approximately $145 billion in punitive damages. The class certification in the *Engle* case was recently overturned by an appellate court. A California jury in an individual smoker case returned a verdict against Philip Morris Incorporated for $3 billion in punitive damages. The judge in the case reduced the award to $100 million. Philip Morris Incorporated has filed an appeal in this case. In March 2003, a Madison County, Illinois judge ordered Philip Morris to pay $10.1 billion in damages for allegedly misleading smokers with respect to "light" cigarettes. The appeal in this case is ongoing.

In November 1998, certain United States tobacco product manufacturers entered into the MSA with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care cost recovery and other claims. These manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota and an environmental tobacco smoke and health class action brought on behalf of airline flight attendants. The MSA has received final judicial approval in all 52 settling jurisdictions.

Key provisions of the MSA are as follows:

- payments of approximately $206 billion over 25 years from the cigarette manufacturers to the states;
- marketing and advertising restrictions, including bans on cartoon characters, point-of-sale advertising, billboards, bus and taxi placards and sponsorships of most sporting events by brand names;
- disbanding the Tobacco Institute, the Council for Tobacco Research and the Council for Indoor Air Research;
- eliminating vending machine sales and requiring that all tobacco products be behind a counter; and
- making payments of $1.7 billion for educational efforts about the dangers of smoking and to discourage youth smoking.

The MSA and other state settlement agreements include provisions relating to advertising and marketing restrictions, public disclosure of industry documents, limitations on challenges to tobacco product control and underage use laws, lobbying activities and other provisions.

It is not possible to predict the outcome of the litigation pending against the U.S. cigarette manufacturers, or the extent to which these actions might adversely affect our customers, their demand for our product and our business generally. Unfavorable outcomes in pending cases could encourage the commencement of additional litigation. Adverse legislative, regulatory, political and other developments concerning cigarette smoking and the tobacco product industry continue to receive widespread media attention. These developments may negatively affect the perception of potential judges and juries with respect to the tobacco product industry, possibly affecting the outcome of litigation. Although we are not a party to the litigation against the tobacco product manufacturers, the Master Settlement Agreement or the State Settlement Agreements, determinations that are adverse to the manufacturers could adversely affect their purchases as our customers.

Legislative and regulatory initiatives could reduce consumption of consumer tobacco products and demand for our services.

In recent years, members of Congress have introduced legislation, some of which has been the subject of hearings or floor debate, that would subject cigarettes to various regulations under the Department of Health and Human Services or regulation under the Consumer Products Safety Act, establish anti-smoking educational campaigns or anti-smoking programs, or provide additional funding for governmental anti-smoking activities, further restrict the advertising of cigarettes, including requiring additional warnings on packages and in advertising, provide that the Federal Cigarette Labeling and Advertising Act and the Smoking Education Act could not be used as a defense against liability under state statutory or common law, allow state and local governments to restrict the sale and distribution of cigarettes, and eliminate or reduce the tax deductibility of tobacco product advertising. It is not possible to determine the outcome of these regulatory initiatives, or to predict what, if any, other foreign or domestic governmental legislation or regulations will be adopted relating to the manufacturing, advertising, sale or use of cigarettes, or to the tobacco industry generally. However, if any or all of the foregoing were to be implemented, our business, volume, results of operations, cash flows and financial condition could be materially adversely affected.

Reports with respect to the harmful physical effects of cigarette smoking have been publicized for many years, and the sale, promotion and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommending various governmental measures to reduce the incidence of smoking. The 1988, 1990, 1992 and 1994 reports focus upon the "addictive" nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the "addictive" nature of cigarette smoking in adolescence.

A number of foreign nations also have taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the United States. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and other countries. Further, in May of 2003, the World Health Organization adopted a treaty, the Framework Convention for Tobacco Control, which requires signatory nations to enact legislation that would require, among other things, specific actions to prevent youth smoking; restrict or prohibit tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the content of tobacco products; impose new package warning requirements including the use of pictorial or graphic images; eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase and harmonize cigarette excise taxes; abolish duty-free tobacco sales; and permit and encourage litigation against tobacco product manufacturers. The treaty will take effect after forty countries ratify it, and must be implemented by national laws in the ratifying nations. It is impossible to predict the extent to which these and any additional restrictions might affect our business.

Due to the present regulatory and legislative environment, a substantial risk exists that past growth trends in tobacco product sales may not continue and that existing sales may decline. It is not possible to predict the extent to which any of these issues may affect our business.

We have been, and continue to be, subject to governmental investigations into, and litigation concerning, leaf tobacco industry buying practices.

The leaf tobacco industry, from time to time, has been the subject of government investigations regarding trade practices. In September 1998, we and several of our employees received subpoenas relating to an investigation by the Antitrust Division of the United States Department of Justice into certain buying practices alleged to have occurred in the industry. We have received notice that this investigation has been concluded without any action taken against us.

DeLoach, et al. v. Philip Morris Companies Inc., et al., is a lawsuit pending in the United States District Court for the Middle District of North Carolina (Case No. 00-CV-1235). On April 3, 2002, the Court issued an opinion and order certifying a class of plaintiffs. As certified, the class consists of persons who, at any time from March 1, 1996 through February 28, 2001, held a quota to grow or produced and sold U.S. flue-cured and burley tobacco. The plaintiffs allege that the defendants, who include cigarette manufacturers and leaf tobacco dealers, including DIMON, violated the antitrust laws by conspiring to rig bids at auction and undermine the federal government quota and price support program. The plaintiffs seek injunctive relief, treble damages in an unspecified amount, pre- and post-judgment interest, attorneys' fees and costs of litigation. DIMON and the other defendants have asserted a number of defenses to the allegations made.

On May 15, 2003, we entered into a conditional settlement agreement to resolve our involvement in the *DeLoach* class action litigation. The Settlement Agreement was signed by the plaintiffs, on behalf of themselves and the class of plaintiffs they represent, DIMON, and all but one of the other defendants in the case. Under the terms of the Settlement Agreement, we will pay $6 million of the approximately $210 million of cash settlement payments to be paid by the settling defendants, and will not be obligated to pay any portion of the plaintiffs' attorneys' fees or other costs or expenses awarded by the Court, which will be paid by certain other settling defendants. Because we expect that the court will ultimately approve the settlement agreement, we have recorded our share of the settlement as of June 30, 2003. In addition, certain other settling defendants who are cigarette manufacturers have agreed to purchase certain minimum amounts of U.S. grown tobacco over the next ten years. In exchange, the plaintiffs and the members of the class will release the settling defendants, including DIMON and our affiliates, from any and all claims, damages, or liabilities of any nature whatsoever, known or unknown, under state or federal law, that any plaintiff or member of the class has or had, that was or could have been alleged as a class action in the *DeLoach* litigation.

Risks Relating to the Tobacco Industry (continued)

The Settlement Agreement has received preliminary approval from the Court, and consummation of the settlement is subject to final approval of the Court following a required notice to the members of the class of plaintiffs. It is expected that any such final approval will occur in mid to late September. Certain members of the potential class of plaintiffs may opt out of the settlement in accordance with the rules governing class action litigation. The *DeLoach* litigation will continue against the non-settling defendant.

In October 2001, the Directorate General for Competition (DGCOMP) of the European Commission (EC) began conducting an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in Spain and Italy. We believe that the DGCOMP may be conducting similar investigations in other countries. Our subsidiaries in Spain (Agroexpansion) and Italy (DIMON Italia) are cooperating with the DGCOMP. Based on our understanding of the facts pertaining to the activities of Spanish and Italian tobacco processors, including Agroexpansion and DIMON Italia, respectively, we believe there have been infringements of EU law. Agroexpansion and DIMON Italia believe that there are mitigating circumstances in the structure and traditional operation of tobacco production and processing in these markets. The EC is not expected to issue a ruling (Statement of Objection) concerning either of these investigations until later in 2003. We expect that administrative penalties will be assessed, and those penalties could be material to our earnings. However, we are not able to make an assessment of the amount of any such penalties at this time. We understand that the cooperation of our subsidiaries with the DGCOMP during its investigations could result in a reduction of the amount of penalties imposed.

In September 2002, the Argentina National Commission for Defense of Competition ("NCDC") began an administrative inquiry into the tobacco and cigarette industry in Argentina. Our subsidiary in Argentina, DIMON Argentina S.A., is cooperating with the NCDC. We cannot predict whether the inquiry will result in any further action by the NCDC.

Adverse determinations in these or similar proceedings may negatively impact our future results.

Risks Relating to Owning Our Stock

Anti-takeover provisions could discourage a takeover that you consider to be in your best interest or prevent the removal of our current directors and management.

We have adopted a number of provisions that could have anti-takeover effects or prevent the removal of our current directors and management. We have adopted a shareholder protection rights plan, commonly referred to as a poison pill. The rights plan is intended to deter an attempt to acquire our company in a manner or on terms not approved by our Board of Directors. The rights plan will not prevent an acquisition that is approved by our Board of Directors. See also Note M to the "Notes to Consolidated Financial Statements."

Our Articles of Incorporation authorize the Board of Directors to determine the terms of up to 10,000,000 shares of undesignated preferred stock and issue such stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, voting control of our company in order to remove our current directors and management. These provisions could make more difficult the removal of our current directors and management or a takeover of our company, even if the events would be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

Years Ended June 30 *(in thousands, except per share data)*	**2003**	2002	2001
Sales and other operating revenues	**$1,271,683**	$1,259,720	$1,400,955
Cost of goods and services sold	**1,061,270**	1,054,255	1,209,931
	210,413	205,465	191,024
Selling, administrative and general expenses	**116,075**	109,363	103,537
Restructuring recovery	**–**	–	(1,384)
Recovery from litigation settlements	**–**	–	(3,923)
Operating Income	**94,338**	96,102	92,794
Interest expense	**46,887**	47,877	53,574
Current charge derivative financial instruments	**12,409**	10,202	4,680
Income before income taxes, equity in net income (loss) of investee companies, cumulative effect of accounting changes and extraordinary item	**35,042**	38,023	34,540
Income taxes	**9,111**	10,202	9,272
Income before equity in net income (loss) of investee companies, cumulative effect of accounting changes and extraordinary item	**25,931**	27,821	25,268
Equity in net income (loss) of investee companies, net of income taxes	**349**	(345)	(271)
Income before cumulative effect of accounting changes and extraordinary item	**26,280**	27,476	24,997
Cumulative effect of accounting changes, net of income taxes:			
Reporting period of subsidiaries	**–**	–	284
Derivative financial instruments	**–**	–	(387)
Extraordinary item - Iraqi receivable recovery, net of $957 income tax	**1,777**	–	–
NET INCOME	**$ 28,057**	$ 27,476	$ 24,894
Other Comprehensive Income:			
Net Income	**$ 28,057**	$ 27,476	$ 24,894
Equity Currency Conversion Adjustment	**3,668**	637	(2,962)
Additional Minimum Pension Liability Adjustment	**(1,745)**	(736)	(292)
Reclassification of Derivative Financial Instruments into Earnings	**418**	4,192	–
Derivative Financial Instruments Adjustment	**1,220**	–	(4,828)
TOTAL COMPREHENSIVE INCOME	**$ 31,618**	$ 31,569	$ 16,812
Basic Earnings Per Share			
Income before cumulative effect of accounting changes and extraordinary item	**$ .59**	$ .62	$ .56
Cumulative effect of accounting changes	**–**	–	–
Extraordinary item – Iraqi receivable recovery	**.04**	–	–
Net Income	**$ .63**	$ .62	$ .56
Diluted Earnings Per Share			
Income before cumulative effect of accounting changes and extraordinary item	**$ .58***	$ .61*	$ .56*
Cumulative effect of accounting changes	**–**	–	–
Extraordinary item – Iraqi receivable recovery	**.04***	–	–
Net Income	**$ .62***	$ .61*	$ .56*

See notes to consolidated financial statements

* *Assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings per share.*

Consolidated Balance Sheet

June 30 *(in thousands)*	**2003**	2002
ASSETS		
Current assets		
Cash and cash equivalents	**$ 88,932**	$ 108,991
Notes receivable	**2,619**	4,400
Trade receivables (net of allowances of $1,693 in 2003 and $1,935 in 2002)	**179,532**	173,576
Inventories:		
Tobacco	**464,360**	391,112
Other	**24,747**	19,215
Advances on purchases of tobacco	**40,748**	67,769
Current deferred and recoverable income taxes	**11,349**	9,736
Prepaid expenses and other assets	**27,481**	17,239
Total current assets	**839,768**	792,038
Investments and other assets		
Equity in net assets of investee companies	**6,061**	1,072
Other investments	**2,919**	1,941
Notes receivable	**3,832**	5,354
Other	**37,856**	24,566
	50,668	32,933
Goodwill and intangible assets		
Goodwill	**151,772**	151,772
Production and supply contracts	**12,543**	3,938
Pension asset	**2,002**	1,664
	166,317	157,374
Property, plant and equipment		
Land	**19,902**	18,676
Buildings	**187,926**	178,987
Machinery and equipment	**203,061**	210,769
Allowances for depreciation	**(158,394)**	(151,148)
	252,495	257,284
Deferred taxes and other deferred charges	**43,904**	37,461
	$1,353,152	$1,277,090

June 30 *(in thousands)*			**2003**	2002
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Notes payable to banks			**$ 210,162**	$ 181,629
Accounts payable:				
Trade			**53,394**	55,277
Officers and employees			**10,521**	13,553
Other			**9,602**	7,964
Advances from customers			**75,119**	67,616
Accrued expenses			**28,275**	24,797
Income taxes			**14,926**	11,015
Long-term debt current			**1,225**	1,128
Total current liabilities			**403,224**	362,979
Long-term debt				
Revolving Credit Notes and other			**10,250**	7,521
Convertible Subordinated Debentures			**73,328**	73,328
Senior Notes (net of fair value adjustment of $16,319 in 2003 and ($3,638) in 2002)			**341,319**	321,362
			424,897	402,211
Deferred credits:				
Income taxes			**4,128**	9,243
Compensation and other			**65,252**	67,205
			69,380	76,448
Minority interest in subsidiaries			**1,078**	789
Commitments and contingencies			**–**	–
Stockholders' equity	**2003**	2002		
Preferred stock—no par value:				
Authorized shares	**10,000**	10,000		
Issued shares	**–**	–	**–**	–
Common stock—no par value:				
Authorized shares	**125,000**	125,000		
Issued shares	**44,737**	44,640	**183,361**	182,768
Retained earnings			**279,904**	264,148
Accumulated other comprehensive income			**(8,692)**	(12,253)
			454,573	434,663
			$1,353,152	$1,277,090

See notes to consolidated financial statements

(in thousands, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income: Equity Currency Conversions	Accumulated Other Comprehensive Income: Additional Minimum Pension Liability, Net of Tax	Accumulated Other Comprehensive Income: Derivative Financial Instruments, Net of Tax	Total Stockholders' Equity
Balance, June 30, 2000	$ 182,143	$ 229,625	$ (7,912)	$ (352)	$ –	$ 403,504
Net income for the year		24,894				24,894
Cash dividends - $.20 per share		(8,918)				(8,918)
Issue of 50,000 shares of restricted stock	141					141
Conversion of foreign currency financial statements			(2,962)			(2,962)
Adjustment in the minimum pension liability				(292)		(292)
Adjustment in derivative financial instruments					(4,828)	(4,828)
Balance, June 30, 2001	$ 182,284	$ 245,601	$(10,874)	$ (644)	$ (4,828)	$ 411,539
Net income for the year		27,476				27,476
Cash dividends - $.20 per share		(8,929)				(8,929)
Issue of 65,000 shares of restricted stock	484					484
Conversion of foreign currency financial statements			637			637
Adjustment in the minimum pension liability				(736)		(736)
Reclassification of derivative financial instruments into earnings					4,192	4,192
Balance, June 30, 2002	$ 182,768	$ 264,148	$(10,237)	$ (1,380)	$ (636)	$ 434,663
Net income for the year		28,057				28,057
Cash dividends - $.275 per share		(12,301)				(12,301)
Issue of 82,000 shares of restricted stock	512					512
Exercise of employee stock options	81					81
Conversion of foreign currency financial statements			3,668			3,668
Adjustment in the minimum pension liability				(1,745)		(1,745)
Reclassification of derivative financial instruments into earnings					418	418
Adjustment in derivative financial statements					1,220	1,220
Balance, June 30, 2003	**$183,361**	**$279,904**	**$(6,569)**	**$(3,125)**	**$ 1,002**	**$454,573**

See notes to consolidated financial statements

STATEMENT OF CONSOLIDATED CASH FLOWS

Years Ended June 30 *(in thousands)*	**2003**	2002	2001
Operating activities			
Net Income	**$ 28,057**	$ 27,476	$ 24,894
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**35,261**	41,865	44,310
Restructuring recovery	**–**	–	(1,384)
Recovery from litigation settlement	**–**	–	(3,923)
Deferred items	**2,734**	8,822	(14,675)
Loss on foreign currency transactions	**3,507**	4,411	3,621
Loss (gain) on disposition of fixed assets	**(1,380)**	(902)	230
Bad debt expense	**94**	477	70
Decrease (increase) in accounts receivable	**(437)**	8,048	33,467
Increase in inventories and advances on purchases of tobacco	**(47,131)**	(17,108)	(1,464)
Decrease (increase) in current deferred and recoverable taxes	**(1,482)**	(4,856)	5,068
Increase in prepaid expenses	**(9,389)**	(5,673)	(4,376)
Increase (decrease) in accounts payable and accrued expenses	**(8,421)**	9,363	(4,823)
Increase (decrease) in advances from customers	**4,752**	(6,796)	65,312
Increase in income taxes	**3,597**	1,608	3,730
Other	**(54)**	362	(213)
Net cash provided by operating activities	**9,708**	67,097	149,844
Investing activities			
Purchase of property and equipment	**(28,312)**	(20,180)	(19,061)
Proceeds from sale of property and equipment	**2,761**	5,911	3,255
Payments received on notes receivable and receivable from investees	**5,425**	5,442	4,014
Issuance of notes receivables	**(2,027)**	(1,884)	(2,694)
Purchase of equity in net assets of investee	**(5,000)**	–	–
Other	**(4,312)**	(199)	27
Net cash used by investing activities	**(31,465)**	(10,910)	(14,459)
Financing activities			
Net change in short-term borrowings	**18,627**	(30,129)	(14,134)
Proceeds from long-term borrowings	**130,087**	266,253	146,584
Repayment of long-term borrowings	**(131,356)**	(183,251)	(270,813)
Debt issuance cost	**(2,631)**	(7,566)	–
Cash dividends paid to DIMON Incorporated stockholders	**(12,301)**	(8,929)	(8,918)
Net cash provided (used) by financing activities	**2,426**	36,378	(147,281)
Effect of exchange rate changes on cash	**(728)**	1,832	(759)
Increase (decrease) in cash and cash equivalents	**(20,059)**	94,397	(12,655)
Cash and cash equivalents at beginning of year	**108,991**	14,594	27,249
Cash and cash equivalents at end of year	**$ 88,932**	$ 108,991	$ 14,594
Other information:			
Cash paid during the year:			
Interest	**$ 48,502**	$ 42,049	$ 51,603
Income taxes	**16,674**	12,301	14,609

See notes to consolidated financial statements

Note A - Significant Accounting Policies

Consolidation

The accounts of the Company and its consolidated subsidiaries are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions. The Company uses the equity method of accounting for its investments in affiliates, which are owned 50% or less.

Revenue Recognition

Revenue is recognized when title and risk of loss is passed to the customer and the earnings process is complete.

Cash and Cash Equivalents

Cash equivalents are defined as temporary investments of cash with maturities of less than 90 days.

Inventories

Inventories are valued at the lower of cost or market. Inventories are reviewed and adjusted for changes in market value based on assumptions related to future demand and worldwide and local market conditions. If actual demand and market conditions vary from those projected by management, adjustments to lower of cost or market value may be required.

Costs of tobacco inventories are generally determined by the average cost method while costs of other inventories are generally determined by the first-in, first-out method. Tobacco inventory is substantially finished goods. Interest and other carrying charges on the inventories are expensed in the period in which they are incurred.

Goodwill and Other Intangibles

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and certain intangible assets with indefinite useful lives. Instead it requires at least an annual assessment of these assets for impairment by applying a fair-value-based test. Intangible assets with finite useful lives will continue to be amortized over their useful lives.

In the year of adoption, SFAS No. 142 required the Company to perform an initial assessment for impairment. The Company completed this initial assessment as of July 1, 2002 in the first quarter of 2003 and determined that goodwill was not impaired. SFAS No. 142 also requires that goodwill be tested for impairment annually, or more frequently if events or circumstances change. The Company has chosen the first day of the last quarter of its fiscal year as the date to perform its annual goodwill impairment test. The Company found no indication of impairment at its annual review. Any subsequent impairment losses, if any, will be reflected in operating income in the statement of operations.

The carrying value of other intangible assets as of June 30, 2003 in the amount of $14,545, represents production and supply contracts of $12,543 and pension assets of $2,002. The production and supply contracts are being amortized primarily on a straight-line basis over three to ten years and were determined by management to meet the criterion for recognition apart from goodwill and to have finite lives. Amortization expense associated with these intangible assets was $1,609, $3,197 and $5,850 for the years ended June 30, 2003, 2002 and 2001, respectively. Annual amortization expense for each of the next five years for these production and supply contracts is expected to be $2,769 in 2004; $2,432 in 2005; $2,378 in 2006; $1,860 in 2007 and $1,028 in 2008.

The adoption of SFAS No. 142 resulted in the elimination of pretax goodwill amortization expense in the amount of $6.2 million for the year ended June 30, 2003. The following table provides a reconciliation of net income and net income per share, reflecting the impact of the adoption of SFAS No. 142 on a pro forma basis for the years ended June 30, 2002 and 2001.

Years Ended June 30 *(in thousands, except per share data)*	**2003**	2002	2001
Reported net income	**$28,057**	$ 27,476	$ 24,894
Amortization of goodwill (net of $41 tax for 2002 and 2001)	**-**	6,497	6,561
Adjusted net income	**$28,057**	$ 33,973	$ 31,455
Reported basic earnings per share	**$ 0.63**	$ 0.62	$ 0.56
Amortization of goodwill (net of tax)	**-**	0.14	0.15
Adjusted basic earnings per share	**$ 0.63**	$ 0.76	$ 0.71

Long-Lived Assets

The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an impairment of value exists. If an evaluation is required, the projected future undiscounted operating cash flows of the related business unit is compared to the carrying value of the long-lived assets to determine if a writedown to fair value is required. The Company also evaluates the remaining useful lives to determine whether events and circumstances warrant revised estimates of such lives. The Company believes that no impairment of long-lived assets existed at June 30, 2003.

Property, Plant and Equipment

Property, plant and equipment is accounted for on the basis of cost. Provisions for depreciation are computed on a straight-line basis at annual rates calculated to amortize the cost of depreciable properties over their estimated useful lives. Buildings, machinery and equipment and technological equipment are depreciated over ranges of 20 to 40 years, 5 to 10 years and 3 to 5 years, respectively. The consolidated financial statements do not include fully depreciated assets. Depreciation expense for 2003, 2002 and 2001 was $31,090, $29,654 and $28,513, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provided a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed implementation of SFAS No. 133 until years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No. 133. Effective July 1, 2000, the Company adopted SFAS No. 133 as amended. See Notes D and O to the "Notes to Consolidated Financial Statements."

Effective July 1, 2000, four of the Company's European subsidiaries changed their fiscal year end from March 31 to June 30. More efficient financial reporting routines have allowed the Company to eliminate the traditional fiscal quarter lag associated with the inclusion of these subsidiaries in the Company's consolidated financial statements. For the quarter ended September 30, 2000, income of $284 earned by the affected subsidiaries during the period between April 1, 2000 and June 30, 2000 has been recognized as the cumulative effect of an accounting change. See Note O to the "Notes to Consolidated Financial Statements."

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. The Company has chosen the first day of the last quarter as the date for its annual review. Other intangible assets continue to be amortized over their useful lives.

The Company applied the new rules of accounting for goodwill and other intangible assets beginning the first quarter of fiscal 2003. Application of the non-amortization provisions of the Statement resulted in an increase in net income of approximately $6.2 million for the year. In accordance with SFAS No. 142, the Company evaluated its goodwill and found no indication of impairment in fiscal 2003.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Company adopted this new accounting standard on July 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements.

In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and establishes that gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of extraordinary. There was no material impact on the Company's financial statements as a result of adopting SFAS No. 145.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes

(in thousands)

Note A - Significant Accounting Policies (continued)

that fair value is the objective for initial measurement of the liability. The Company adopted this standard by the required December 2002 deadline. The financial statements were not impacted by the adoption of this Statement.

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation requires a guarantor to include disclosure of certain guarantees that it has issued and if applicable, at inception of the guarantee, to recognize a liability for the fair value of the obligation undertaken in issuing a guarantee. The recognition and measurement requirements of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this Interpretation did not have a material impact on the Company's financial statements.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As required under SFAS No. 148, the Company adopted these disclosure requirements in fiscal 2003.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. This Interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of this Interpretation were effective beginning in the Company's third quarter of fiscal 2003. The Company does not believe that it has any significant variable interest entities requiring consolidation or further disclosure. Therefore, the adoption of this Interpretation did not have a material impact on its financial statements.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement will become effective in fiscal 2004 for contracts entered into or modified after June 30, 2003. The Company will adopt the provisions under SFAS No. 149 beginning on July 1, 2003 and does not expect any material impact on its financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Under the provisions of SFAS No. 150 certain financial instruments that previously could be accounted for as equity must be presented as liabilities, and in some cases assets, on the balance sheet. The Company will adopt this new standard beginning July 1, 2003 and does not expect it to have any material effect on its financial statements.

Earnings Per Share

Basic earnings per share are computed by dividing earnings by the weighted average number of common shares outstanding. The diluted earnings per share calculation assumes that all of the outstanding Convertible Subordinated Debentures outstanding during the periods presented were converted into Common Stock at the beginning of the reporting period, or as of the date of issue, thereby increasing the weighted average number of shares considered outstanding during each period and reducing the after-tax interest expense. The weighted average number of shares outstanding are further increased by common stock equivalents on employee stock options and restricted shares outstanding.

DIMON and Subsidiaries Computation of Earnings Per Common Share

Years Ended June 30 *(in thousands, except per share data)*	**2003**	2002	2001
BASIC EARNINGS			
Income before cumulative effect of accounting changes and extraordinary item	**$ 26,280**	$ 27,476	$ 24,997
Cumulative effect of accounting changes	**-**	–	(103)
Extraordinary item: Iraqi receivable recovery	**1,777**	–	–
Net Income	**$ 28,057**	$ 27,476	$ 24,894
SHARES			
Weighted Average Number of Shares Outstanding	**44,532**	44,525	44,525
BASIC EARNINGS PER SHARE			
Income before cumulative effect of accounting changes and extraordinary item	**$ .59**	$ .62	$ .56
Cumulative effect of accounting changes	**-**	–	–
Extraordinary item – Iraqi receivable recovery	**.04**	–	–
Net Income	**$ .63**	$ .62	$ .56
DILUTED EARNINGS			
Income before cumulative effect of accounting changes and extraordinary item	**$ 26,280**	$ 27,476	$ 24,997
Add after tax interest expense applicable to 6 1/4% Convertible Debentures issued April 1, 1997	**–***	–*	–*
Income before cumulative effect of accounting changes and extraordinary item	**$ 26,280**	$ 27,476	$ 24,997
Cumulative effect of accounting changes	**-**	–	(103)
Extraordinary item: Iraqi receivable recovery	**1,777**	–	–
Net Income as Adjusted	**$ 28,057***	$ 27,476*	$ 24,894*
SHARES			
Weighted average number of common shares outstanding	**44,532**	44,525	44,525
Restricted shares issued and shares applicable to stock options, net of shares assumed to be purchased from proceeds at average market price	**534**	522	313
Assuming conversion of 6 1/4% Convertible Debentures at the beginning of the period	**–***	–*	–*
Average Number of Shares Outstanding	**45,066***	45,047*	44,838*
DILUTED EARNINGS PER SHARE			
Income before cumulative effect of accounting changes and extraordinary item	**$ .58***	$ .61*	$ .56*
Cumulative effect of accounting changes	**-**	–	–
Extraordinary item – Iraqi receivable recovery	**.04***	–	–
Net Income as Adjusted	**$ .62***	$ .61*	$ .56*

* *Assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings per share.*

Stock-Based Compensation

The Company's stock option plans are described more fully in Note I to the "Notes to Consolidated Financial Statements." The Company accounts for its plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Net income, as reported, includes compensation

Note A - Significant Accounting Policies (continued)

expense related to restricted stock. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Years Ended June 30 *(in thousands, except per share data)*	**2003**	2002	2001
Net income, as reported	**$28,057**	$ 27,476	$ 24,894
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,035)**	(742)	(408)
Pro forma net income	**$27,022**	$ 26,734	$ 24,486
Earnings per share:			
Basic – as reported	**$ 0.63**	$ 0.62	$ 0.56
Basic – pro forma	**0.61**	0.60	0.55
Diluted – as reported	**$ 0.62**	$ 0.61	$ 0.56
Diluted – pro forma	**0.60**	0.59	0.55

Related Parties

During fiscal 2003, 2002 and 2001, the Company paid $3,382, $2,741 and $2,387, respectively, in leasing arrangements for storage facilities and equipment. The primary owners of the lessor are current and former employees of a subsidiary of the Company in Zimbabwe.

Restructuring

In fiscal 2001, the Company recovered $1,384 primarily related to the disposals of fixed assets.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates may change with future events.

Note B - Extraordinary Item

On May 1, 2003, the Company received $2,734 from the United Nations Compensation Commission in connection with a claim filed by a predecessor company, Monk-Austin, Incorporated. The claim arose from an uncollected trade receivable from the Iraqi Tobacco Monopoly, which related to transactions that occurred prior to Iraq's invasion of Kuwait in August 1990. The predecessor company charged off the entire receivable, net of tax, as a $5,202 extraordinary loss during its fiscal year 1991. The extraordinary gain of $1,777 is recorded net of tax of $957.

Note C - Foreign Currency Translation

The financial statements of foreign entities included in the consolidated financial statements have been translated to U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation."

The financial statements of foreign subsidiaries, for which the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of other comprehensive income.

The financial statements of foreign subsidiaries, for which the U.S. dollar is the functional currency and which have certain transactions denominated in a local currency, are remeasured into U.S. dollars. The remeasurement of local currencies into U.S. dollars creates remeasurement adjustments that are included in net income. Exchange losses in 2003, 2002 and 2001 were $3,507, $4,411 and $3,621, respectively and are included in the respective statements of income.

Note D – Derivative and Other Financial Instruments

Fair Value of Derivative Financial Instruments

Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as interest rate swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

The fair value estimates presented herein are based on information available to management and were determined using quoted market prices and the discounted value of future cash flows.

During the fiscal year ended June 30, 2003, accumulated other comprehensive income increased by $1,638, net of deferred taxes of $804 due to the reclassification of $418, net of taxes of $202, which was reclassified into earnings, primarily as cost of goods and services sold, due to the fulfillment of transactions. The remaining $1,220, net of tax of $602, was due to the issuance of new cash flow hedges during the year. During the fiscal year ended June 30, 2002, accumulated other comprehensive income decreased by $4,192, net of deferred taxes of $2,112, due to the reclassification of net losses on derivative instruments to earnings. Of this amount, $994, net of taxes of $535, was reclassified into earnings as a result of the discontinuance of a cash flow hedge that had been deemed effective. During the fiscal year ended June 30, 2001, accumulated other comprehensive income decreased by $4,828, net of deferred taxes of $2,423, related specifically to accumulated unrealized net losses on forward contracts and interest rate swap agreements accounted for as cash flow hedges.

At June 30, 2003, the Company expects to reclassify approximately $1,002 of gains on derivative instruments, net of deferred taxes of $494, from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions. The Company is hedging its exposure to the variability of future cash flows for forecasted transactions over various time periods not exceeding ten years.

The carrying value and estimated fair value of the Company's long-term debt are $426,122 and $449,522, respectively, as of June 30, 2003 and $403,339 and $402,977, respectively, as of June 30, 2002.

The counterparties to all of the Company's derivative financial instruments are a diverse group of major financial institutions with which the Company also has other financial relationships. These counterparties expose the Company to credit loss in the event of non-performance. If a counterparty fails to meet the terms of an agreement, the Company's exposure is limited to the net amount that would have been received, if any, over the agreement's remaining life. The Company does not anticipate non-performance by the counterparties, given their high credit ratings, and no material loss would be expected from non-performance by any one of such counterparties.

Fixed to Floating Rate Interest Swaps

Concurrent with the private issuance of $200 million principal amount of 9 5/8% Senior Notes on October 30, 2001, the Company entered into a derivative financial instrument to swap the entire $200 million notional amount of the Senior Notes to a floating interest rate equal to LIBOR plus 4.11%, set six months in arrears. Also, concurrent with the private issuance of $125 million principal amount of 7 3/4% Senior Notes on May 30, 2003, the Company entered into a derivative financial instrument to swap the entire $125 million notional amount of Senior Notes to a floating interest rate equal to LIBOR plus 3.69%, set six months in arrears. See also Note F to the "Notes to Consolidated Financial Statements."

The maturity, payment dates, and other fundamental terms of these derivative financial instruments match those of the related Senior Notes. In accordance with SFAS No. 133, these derivatives qualify for hedge accounting treatment. They are accounted for as fair value hedges. Changes in the fair value of these derivative financial instruments, as well as offsetting changes in the fair value of the Senior Notes, are being recognized in current period earnings. As of June 30, 2003 and 2002, the fair value of the debt increased the Senior Notes liability by $16,319 and decreased the liability by $3,638, respectively, with a corresponding change in the fair value of the derivative financial instruments reflected in Deferred Credits – Compensation and Other.

(in thousands)

Note D - Derivative and Other Financial Instruments (continued)

Floating to Fixed Rate Interest Swaps

Prior to the implementation of SFAS No. 133, the Company entered into multiple interest swaps to convert a portion of its worldwide debt portfolio from floating to fixed interest rates, to reduce its exposure to interest rate volatility. At June 30, 2003, the Company held instruments of this type with an aggregate notional value of $265 million, bearing interest at rates between 4.29% and 6.22%, and with maturity dates ranging from September 15, 2003 to September 15, 2008. The implementation of SFAS No. 133 eliminated hedge accounting treatment for these instruments because they do not meet certain criteria. Accordingly, the Company is required to reflect the full amount of all changes in their fair value, without offset, in its current earnings. These fair value adjustments have caused substantial volatility in the Company's reported earnings. For the fiscal years ended June 30, 2003, 2002 and 2001, the Company recognized non-cash charges before income taxes of $12,409, $10,202 and $4,680, respectively, from the change in the fair value of these derivative financial instruments. With the recognition of each charge or credit relating to these instruments, a corresponding amount is recognized in Deferred Credits – Compensation and Other. At June 30, 2003, there was an aggregate credit of $27,884 relating to these instruments accumulated in this balance sheet classification, all of which will reverse through future earnings over the remaining life of the instruments.

Forward Currency Contracts

The Company periodically enters into forward currency contracts to protect against volatility associated with certain non-U.S. dollar denominated forecasted transactions. In accordance with SFAS No. 133, these derivatives qualify for hedge accounting treatment. They are accounted for as a cash flow hedges. Changes in the fair value of these derivative financial instruments, net of deferred taxes, are recognized in Other Comprehensive Income and do not affect current period earnings.

Note E - Short-Term Borrowing Arrangements

Excluding all long-term credit agreements, the Company has lines of credit arrangements with a number of banks under which the Company may borrow up to a total of $480,394 at June 30, 2003 ($450,412 at June 30, 2002). These lines bear interest at a weighted average rate of 3.48% for the year ending June 30, 2003. Unused lines of credit at June 30, 2003, amounted to $234,031 ($210,696 at June 30, 2002), net of $36,201 of available letters of credit lines. Certain non-U.S. borrowings of approximately $18,327 have inventories of approximately $18,327 as collateral. There were no compensating balance agreements at June 30, 2003 or 2002.

Note F - Long-Term Debt

Such debt is comprised of:

	2003		2002	
	Maturing within One Year	**Maturing after One Year**	Maturing within One Year	Maturing after One Year
Senior Notes (Net of Fair Value Adjustment of $16,319 in 2003 and ($3,638) in 2002)	**$ –**	**$341,319**	$ –	$321,362
Convertible Subordinated Debentures	**–**	**73,328**	–	73,328
Revolving Credit Notes	**–**	**–**	–	–
Other Long-Term Debt	**655**	**6,076**	584	2,814
	655	**420,723**	584	397,504
Capitalized Lease Obligations	**570**	**4,174**	544	4,707
	$1,225	**$424,897**	$1,128	$402,211

Payments of the debt are scheduled as follows:

	Senior Notes	Convertible Subordinated Debentures	Revolving Credit Notes	Other Long-Term Debt	Total
2004	$ –	$ –	$ –	$ 655	$ 655
2005	–	–	–	1,735	1,735
2006	–	–	–	1,568	1,568
2007	–	73,328	–	608	73,936
2008	–	–	–	441	441
2009	–	–	–	181	181
Later years	341,319	–	–	1,543	342,862
	$341,319	$73,328	$ –	$6,731	$421,378

On May 29, 1996, the Company issued $125 million in 8 7/8% Senior Notes (the "8 7/8% Notes") due 2006. The 8 7/8% Notes were general unsecured obligations of the Company and ranked equally in right of payment with all other unsubordinated indebtedness (including the $165 million credit facility discussed below) of the Company. The Company used the net proceeds to repay certain existing short-term indebtedness and for other corporate purposes. The 8 7/8% Notes included a call provision enabling the Company to redeem them on or after June 1, 2001, in whole or in part, at established redemption prices, plus accrued and unpaid interest, if any, to the date of redemption. There were no sinking fund requirements for the 8 7/8% Notes. The 8 7/8% Notes were subject to certain covenants that, among other things, required specific liquidity and long-term solvency ratios and, under certain circumstances, restricted payment of dividends by the Company. The Company generally may make such restricted payments, provided that (1) the Company is not in default under the Indenture, (2) the Company is able to incur at least $1.00 of additional indebtedness under a consolidated interest coverage ratio test set forth in the Indenture, and (3) the aggregate amount of the payments to be made is less than the total of (x) $20,000, (y) 50% of the Company's consolidated net income for the period from April 1, 1996, through the end of the Company's most recent fiscal quarter and (z) the net cash proceeds from the sale by the Company of any equity securities or debt securities that are converted into equity securities.

On May 30, 2003, the Company completed a private issuance of $125 million principal amount of 7 3/4% Senior Notes (the "7 3/4% Notes") due 2013 pursuant to Rule 144A under the Securities Act of 1933, and issued a redemption notice for all $125 million of the outstanding 8 7/8% Notes. The financial covenants of the 7 3/4% Notes are substantially similar to those for the other existing Notes, including restrictions on certain payments. Concurrent with the completion of the 7 3/4% Note issuance, the Company entered into a derivative financial instrument to swap the entire $125 million notional amount to a floating interest rate equal to LIBOR plus 3.69%, set six months in arrears. The effective rate at June 30, 2003 was 4.81%. The outstanding 8 7/8% Notes were fully redeemed at June 30, 2003.

On April 1, 1997, DIMON Incorporated issued $73,328 of 6 1/4% Convertible Subordinated Debentures due on March 31, 2007 (the "Debentures"), net of the cancellation of $50,000 in fiscal 1999 settlement of the Intabex litigation. The Debentures are convertible into approximately 2,549 shares of the Company's Common Stock at a conversion price of $28.77 per share at any time prior to maturity. The Debentures are subordinated in right of payment to all existing and future senior indebtedness, as defined, of the Company, and do not have a cross-default provision. The Debentures are redeemable at the option of the Company under certain circumstances on or after April 1, 2000.

On October 30, 2001, the Company completed a private issuance of $200 million principal amount of 9 5/8% Senior Notes (the "9 5/8% Notes") due 2011 pursuant to Rule 144A under the Securities Act of 1933. The financial covenants of the 9 5/8% Notes are substantially similar to those for the 8 7/8% Notes, including restrictions on certain payments. The proceeds from the 9 5/8% Notes were used to repay certain existing indebtedness of the Company, including all amounts drawn under the Company's then-existing $250 million syndicated credit facility then existing.

Concurrent with the completion of the 9 5/8% Note issuance, the Company entered into a derivative financial instrument to swap the entire $200 million notional amount to a floating interest rate equal to LIBOR plus 4.11%, set six months in arrears. The effective rate at June 30, 2003 was 5.23%.

On October 31, 2001, the Company closed on a three-year $165 million syndicated bank credit facility with a group of five banks. The credit facility is subject to certain commitment fees and covenants that, among other things, require DIMON to maintain minimum working capital

(in thousands)

Note F - Long-Term Debt (continued)

and tangible net worth amounts, require specific liquidity and long-term solvency ratios, including certain borrowing base restrictions, and restrict acquisitions. The Company continuously monitors its compliance with these covenants. The credit facility's initial term expires on October 31, 2004, and, subject to approval by the lenders, may be extended. The rates of interest are based on the Company's published credit rating and vary according to the type of loan requested by the Company. During the life of the agreement, the interest rate could be the prime rate or the LIBOR rate adjusted. The primary advance rate is the agent bank's base lending rate (4.0% at June 30, 2003). The Company pays a commitment fee of 1% per annum on any unused portion of the facility.

At June 30, 2003, the Company was permitted to make restricted payments, including cash dividends on its Common Stock, of up to $39.4 million.

Other long-term debt consists of obligations of DIMON Incorporated and the tobacco operations in Brazil, Italy and Macedonia, and is payable at interest rates varying from 2.50% to 15.52%.

Note G - Long-Term Leases

The Company has both capital and operating leases. The operating leases are for land, buildings, automobiles and other equipment; the capital leases are primarily for production machinery and equipment. The capitalized lease obligations are payable through 2009. Interest rates are imputed at 3.25% to 12.50%. Amortization is included in depreciation expense. Minimum future obligations and capitalized amounts are as follows:

	Capital Leases	Operating Leases
2004	$ 856	$ 5,278
2005	829	4,768
2006	767	1,974
2007	717	1,469
2008	713	1,396
Remaining	2,131	12,240
	$ 6,013	$ 27,125
Less amount representing interest and deposits	1,269	
Present value of net minimum lease payments	$ 4,744	
Less current portion of obligations under capital leases	570	
Long-term obligations under capital leases	$ 4,174	
Capitalized amounts:		
Buildings	$ 81	
Machinery and equipment, primarily vehicles	5,257	
Accumulated amortization	(1,005)	
	$ 4,333	

Note H - Preferred Stock

The Board of Directors is authorized to issue shares of Preferred Stock in series with variations as to the number of shares in any series. The Board of Directors also is authorized to establish the rights and privileges of such shares issued, including dividend and voting rights. At June 30, 2003, no shares had been issued.

Note I - Stock Incentive Plan

The Incentive Plan authorizes the issuance of up to a total of 4.266 million shares of common stock. This amount is subject to increase annually by 3% of the number of shares of common stock issued during such year, other than pursuant to the Incentive Plan or shares issued in the event of a stock dividend, stock split, subdivision or combination or other similar change in the capital structure of the Company, or any other event that, in the judgment of the Executive Compensation Committee (the "Committee"), necessitates adjustment of the maximum number of shares available. The Incentive Plan authorizes the issuance of various stock incentives to any employee of the Company or any subsidiary and any member of the Board that the Committee determines has contributed to the profits or growth of the Company or its affiliates, including nonqualified or incentive stock options, stock appreciation rights, shares of restricted stock, performance shares and incentive awards.

Stock options granted under the Incentive Plan allow for the purchase of common stock at prices determined at the time the option is granted by the Committee. Stock appreciation rights (SARs) may be granted under the Incentive Plan in relation to option grants or independently of option grants. SARs generally entitle the participant to receive in cash the excess of the fair market value of a share of common stock on the date of exercise over the value of the SAR at the date of grant. Restricted stock is common stock that is both nontransferable and forfeitable unless and until certain conditions are satisfied. The shares pay dividends and have ordinary voting rights but are forfeitable if employment terminates before the three-year vesting period. As of June 30, 2003, 197 thousand shares of restricted stock had been awarded under the Incentive Plan. Performance shares granted under the Incentive Plan are an award, stated with respect to a specified number of shares of common stock that entitles the holder to receive shares of common stock, cash or a combination of both. As of June 30, 2003, no performance shares had been awarded under the Incentive Plan. Incentive awards granted under the Incentive Plan allow for selected individuals to receive cash payments upon attainment of stated performance objectives determined by the Committee. No awards may be granted under the Incentive Plan, as amended, after February 8, 2015.

The options and SARs become exercisable on various dates as originally determined for the grants assumed by DIMON. Under the Incentive Plan, the Committee will determine the dates that the options and SARs become exercisable.

At the 1998 Annual Stockholders' Meeting, shareholders approved the DIMON Incorporated Directors' Stock Plan (the "Directors' Plan"), which replaced the existing Nonemployee Directors' Stock Option Plan effective January 1, 1999. The Directors' Plan is administered by the Executive Committee of the Board of Directors, with all grants approved by the Board. The Directors' Plan authorizes the grant of common stock, performance shares and options to purchase common stock to any director who is not an employee of the Company (or any subsidiary) and any person who provides services to the Company (or any subsidiary) in a capacity other than as an employee if the Executive Committee, with the approval of the Board, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of the Company. The option price will be equal to the fair market value of DIMON common stock on the date of grant. The maximum number of shares to be issued under the Directors' Plan is 70 thousand shares. Options granted under the Directors' Plan are immediately exercisable. As of June 30, 2003, options to purchase 60 thousand shares had been granted and were outstanding under the Directors' Plan and options to purchase 24 thousand shares had been granted and were outstanding under the Nonemployee Directors' Stock Option Plan.

The Company accounts for the costs of SARs as compensation charges to the income statement with quarterly adjustments for market price fluctuations. All other options are treated as equivalent shares outstanding. There was a $270 charge to income in 2003, $218 credit to income in 2002 and $807 charge to income in 2001 arising from adjustments in fair market values of the SARs.

Information with respect to options and SARs follows:

		2003	2002	2001
Options and SARs outstanding at beginning of year		**3,716**	3,253	2,818
Options and SARs granted		**738**	670	664
Options and SARs exercised		**(22)**	–	–
Options and SARs cancelled		**(295)**	(207)	(229)
Options and SARs outstanding at end of year		**4,137**	3,716	3,253
SARs included as outstanding at end of year		**750**	637	537
Options available for future grants at end of year		**853**	1,377	1,905
Options and SARs exercisable at end of year		**2,221**	2,277	1,825
Option and SAR exercise prices per share:				
Date of grant	(at lowest price)	**$ 6.25**	$ 7.44	$ 2.81
	(at highest price)	**6.25**	7.44	6.00
Exercised	(at lowest price)	**4.63**	–	–
	(at highest price)	**4.63**	–	–
Cancelled	(at lowest price)	**2.81**	2.81	4.63
	(at highest price)	**22.31**	22.31	22.31

(in thousands)

Note I - Stock Incentive Plan (continued)

Weighted average option exercise price information for the years 2003, 2002 and 2001 follows:

	2003	2002	2001
Outstanding at July 1	$11.08	$12.03	$14.63
Granted during the year	6.25	7.44	2.86
Exercised during the year	4.63	–	–
Cancelled during the year	18.79	14.29	16.81
Outstanding at June 30	9.73	11.08	12.03
Exercisable at June 30	13.35	14.93	17.47

Option groups outstanding at June 30, 2003 and related weighted average price and life information follows:

Grant Date by Fiscal Year	Options Outstanding	Options Exercisable	Exercise Price	Remaining Life (Fiscal Years)
1994	131	131	$16.67	-
1995	253	253	13.97	1
1996	281	281	16.97	2
1997	305	305	18.18	3
1998	325	325	22.33	4
1999	626	626	7.72	5
2000	170	170	4.62	6
2001	651	35	2.86	7
2002	658	45	7.44	8
2003	737	50	6.25	9
	4,137	2,221		

The weighted average fair value at date of grant for options granted during 2003 and 2002 was $1.97 and $3.26 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

Black-Scholes Assumptions	2003	2002
Expected Life in Years	7	7
Interest Rate	4.04%	4.62%
Volatility	55.01%	63.10%
Dividend Yield	4.80%	2.69%

Note J - Income Taxes

The components of income before income taxes, equity in net income (loss) of investee companies, cumulative effect of accounting changes and extraordinary item consisted of the following:

	2003	2002	2001
U.S.	$(39,684)	$(46,095)	$(20,552)
Foreign	74,726	84,118	55,092
	$ 35,042	$ 38,023	$ 34,540

The details of the amount shown for income taxes in the Statements of Consolidated Income and Comprehensive Income follow:

	2003	2002	2001
Current			
Federal	**$ 1,165**	$ 688	$ –
State	**-**	–	–
Foreign	**23,742**	9,524	11,386
	$ 24,907	$ 10,212	$ 11,386
Deferred			
Federal	**$ (10,779)**	$ (505)	$ 3,074
State	**(959)**	–	(160)
Foreign	**(4,058)**	495	(5,028)
	$ (15,796)	$ (10)	$ (2,114)
Total	**$ 9,111**	$ 10,202	$ 9,272

The reasons for the difference between income tax expense based on income before income taxes, equity in net income (loss) of investee companies, cumulative effect of accounting changes and extraordinary item and the amount computed by applying the statutory Federal income tax rate to such income are as follows:

	2003	2002	2001
Computed "expected" tax expense	**$ 12,265**	$ 13,308	$ 12,089
Effect of foreign income taxes	**223**	(10,805)	(4,279)
U.S. taxes on foreign income, net of tax credits	**4,520**	7,207	8,027
Permanent items	**(7,897)**	492	(6,565)
Actual tax expense	**$ 9,111**	$ 10,202	$ 9,272

The deferred tax liabilities (assets) are comprised of the following:

	2003	2002
Deferred tax liabilities:		
Foreign taxes	**$ 3,550**	$ 4,393
Fixed assets	**12,202**	14,434
Total deferred tax liabilities	**$ 15,752**	$ 18,827
Deferred tax assets:		
Reserves and accruals	**$(10,642)**	$ (6,400)
Restructuring accruals	**(1,091)**	(1,726)
Tax credits	**(8,242)**	(20,351)
Tax loss carryforwards	**(20,407)**	(22,524)
Derivative transactions	**(10,848)**	(6,328)
Postretirement and other benefits	**(15,696)**	(12,731)
Other	**(4,757)**	(3,727)
Gross deferred tax assets	**(71,683)**	(73,787)
Valuation allowance	**16,504**	30,696
Total deferred tax assets	**$(55,179)**	$(43,091)
Net deferred tax asset	**$(39,427)**	$(24,264)

For the year ended June 30, 2003, the valuation allowance decreased by $14,192 due primarily to utilization of foreign tax credit carryovers in the US, and for June 30, 2002, the valuation allowance increased by $3,201 due primarily to increases in net operating loss carryovers. At June 30, 2003, the Company has net operating tax loss carryforwards of approximately $44,794 from foreign operations and $120,639 from U.S.

(in thousands)

Note J - Income Taxes (continued)

operations for state income tax purposes that expire in 2004 and thereafter. Valuation allowances of $16,504 and $30,696 remain at the end of fiscal 2003 and 2002 respectively, primarily related to state and foreign net operating losses, which begin expiring in 2004, and foreign tax credits that will expire in 2004.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely that not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryforward period.

Consolidated retained earnings at June 30, 2003 include undistributed earnings of $229,138 from certain foreign consolidated subsidiaries which are neither subject to additional foreign income taxes nor considered to be subject to U.S. income taxes unless remitted as dividends. The Company considers these undistributed earnings to be permanently reinvested abroad, and accordingly, has made no provision for U.S. taxes on such earnings. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States; however, it is not anticipated that any incremental U.S. tax would result due to the ability to offset with foreign tax credits.

Note K - Employee Benefits

Retirement Benefits

The Company has a Cash Balance Plan that provides retirement benefits for substantially all U.S. salaried personnel based on years of service rendered, age and compensation. The Company also maintains an Excess Benefit Plan that provides individuals who participated in the former Dibrell Defined Benefit Pension Plan the difference between the benefits they could have potentially accrued under the Defined Benefit Pension Plan and the benefits that would have actually been paid as limited by regulations imposed by the Internal Revenue Code. The Company funds these plans in amounts consistent with the funding requirements of Federal Law and Regulations.

Additional non-U.S. plans sponsored by certain subsidiaries cover substantially all of the full-time employees located in Germany, Greece, Italy and Turkey.

A reconciliation of benefit obligations, plan assets and funded status of the plans at June 30 was as follows:

	2003	2002
Change in Benefit Obligation		
Benefit obligation, beginning	**$ 60,248**	$ 56,809
Service cost	**2,467**	1,912
Interest cost	**4,294**	4,235
Actuarial loss	**7,181**	2,975
Benefits paid	**(5,616)**	(5,683)
Benefit obligation, ending	**$ 68,574**	$ 60,248
Change in Plan Assets		
Fair value of plan assets, beginning	**$ 35,951**	$ 43,174
Actual return on plan assets	**967**	(2,950)
Company contribution	**1,838**	1,656
Benefits paid	**(5,616)**	(5,929)
Fair value of plan assets, ending	**$ 33,140**	$ 35,951
Funded status of plan	**$ (35,434)**	$ (24,297)
Unrecognized actuarial loss	**9,423**	331
Unrecognized prior service cost	**2,609**	3,088
Unrecognized net transition obligation	**–**	(218)
Net amount recognized	**$ (23,402)**	$ (21,096)
Amounts Recognized in the Consolidated Balance Sheet Consist of:		
Prepaid benefit cost	**$ –**	$ –
Accrued benefit liability	**(30,519)**	(25,018)
Intangible asset	**2,002**	1,664
Accumulated other comprehensive income	**5,115**	2,258
Net amount recognized	**$ (23,402)**	$ (21,096)

Net periodic pension costs included the following components:

	2003	2002	2001
Service cost	**$ 2,467**	$ 1,912	$ 1,799
Interest expense	**4,294**	4,235	4,224
Expected return on plan assets	**(3,039)**	(3,625)	(3,824)
Amortization of prior service cost	**316**	283	291
Amortization of transition amount	**(252)**	(348)	(311)
Actuarial loss (gain)	**291**	(225)	(449)
Net periodic pension cost	**$ 4,077**	$ 2,232	$ 1,730

For the U.S. plans, benefit obligations for the Retirement Plan and the Excess Benefit Plan were determined using assumed discount rates of 6.00% for 2003, 7.25% for 2002 and 7.75% for 2001. Assumed compensation increases were 3.5% for 2003 and 4.0% for 2002 and 2001 for the Retirement Plan and for the Excess Benefit Plan. The assumed long-term rate of return on plan assets for all three years was 9% for the Retirement Plan. Plan assets consist principally of common stock and fixed income securities. For non-U.S. plans, discount rates and assumed compensation increases are in accordance with locally accepted practice. No assumed long-term rate of return is made for non-U.S. plan assets as these plans are generally not funded.

The projected benefit obligation and accumulated benefit obligation for those plans in which the accumulated benefit obligation was in excess of plan assets were $68,574 and $64,007, respectively, for 2003 and $24,785 and $21,135, respectively, for 2002. These plans hold no assets.

The Company also sponsors a 401-k savings plan for most of its salaried employees located in the United States. The Company's contributions to the plan were $401 in 2003, $396 in 2002 and $405 in 2001.

Postretirement Health and Life Insurance Benefits

The Company provides certain health and life insurance benefits to retired U.S. employees (and their eligible dependents) who meet specified age and service requirements. Plan assets consist of paid-up life insurance policies on certain current retirees. The Company retains the right, subject to existing agreements, to modify or eliminate the medical benefits.

A reconciliation of benefit obligations, plan assets and funded status of the plans at June 30 was as follows:

	2003	2002
Change in Benefit Obligation		
Benefit obligation, beginning	**$ 14,503**	$ 13,729
Service cost	**342**	199
Interest cost	**1,357**	1,004
Actuarial loss	**7,924**	2,065
Benefits paid	**(2,078)**	(2,494)
Benefit obligation, ending	**$ 22,048**	$ 14,503
Change in Plan Assets		
Fair value of plan assets, beginning	**$ 95**	$ 174
Actual return on plan assets	**(8)**	38
Company contribution	**185**	178
Benefits paid	**(118)**	(295)
Fair value of plan assets, ending	**$ 154**	$ 95
Funded status of plan	**$ (21,894)**	$ (14,408)
Unrecognized actuarial loss.	**8,004**	261
Unrecognized prior service cost	**(2,232)**	(2,540)
Net amount recognized	**$ (16,122)**	$ (16,687)

(in thousands)

Note K - Employee Benefits (continued)

	2003	2002
Amounts Recognized in the Consolidated Balance Sheet Consist of:		
Prepaid benefit cost	$ -	$ –
Accrued benefit liability	(16,122)	(16,687)
Intangible asset	-	–
Accumulated other comprehensive income	-	–
Net amount recognized	$(16,122)	$(16,687)

For measurement purposes, an 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% by the year 2010.

Net periodic benefit costs included the following components:

	2003	2002	2001
Service cost	$ 342	$ 199	$ 284
Interest expense	1,357	1,004	1,210
Expected return on plan assets	(5)	(10)	(2)
Amortization of prior service cost	(308)	(308)	(217)
Actuarial (gain)/loss.	194	(33)	(113)
Net pension cost	$ 1,580	$ 852	$ 1,162

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 101	$ (88)
Effect on postretirement benefit obligation	1,118	(990)

The Company continues to evaluate ways to better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense.

Employees in operations located in certain foreign countries are covered by various foreign postretirement life insurance benefit arrangements. There are no postretirement health benefits due to coverage ceasing at retirement or coverage continuing through a national health system. For these foreign plans, the cost of benefits charged to income was not material in 2003, 2002 and 2001.

Note L - Segment Information

The Company operates in one segment, the tobacco business: purchasing, processing, selling and storing leaf tobacco. The Company purchases tobacco in more than 40 countries and ships tobacco to approximately 90 countries.

Geographic information as to sales and other operating revenues is based on the destination of the product sold. Long-lived assets are classified based on the location of the asset.

	2003	2002	2001
Sales and Other Operating Revenues:			
United States	**$ 239,207**	$ 248,620	$ 437,256
Germany	**175,700**	186,480	208,218
Other	**856,776**	824,620	755,481
	$1,271,683	$1,259,720	$1,400,955
Sales and Other Operating Revenues to Major Customers: Of the 2003, 2002 and 2001 sales and other operating revenues, approximately 38%, 35% and 36%, respectively, were to various tobacco companies which management has reason to believe are now owned by or under the common control of two companies. (The following table summarizes the net sales to each customer for the periods indicated:)			
Customer A	**$ 215,988**	$ 166,675	$ 251,929
Customer B	**264,547**	275,487	248,078
	$ 480,535	$ 442,162	$ 500,007
Long-Lived Assets:			
United States	**$ 37,503**	$ 44,599	$ 56,516
Brazil	**40,262**	38,979	38,985
Malawi	**25,566**	28,107	29,721
Tanzania	**22,582**	24,470	26,391
Zimbabwe	**46,292**	49,418	52,382
South America	**1,769**	1,970	2,388
Europe	**51,693**	42,805	41,200
Asia	**7,043**	7,306	7,316
Other	**19,785**	19,630	15,409
Long-Lived Assets	**$ 252,495**	$ 257,284	$ 270,308

Note M - Shareholder Rights Plan

Pursuant to a Rights Agreement, dated as of March 31, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent, one right to purchase common stock is attached to each share of DIMON common stock. Each right entitles the holder thereof to purchase from the Company one share of common stock at a price of $65.00 per share only after the date on which any person or group of affiliated persons acquires additional shares of common stock representing 10% or more of the outstanding common stock (a "Triggering Event"). After a Triggering Event, each holder of a right will have the right to receive common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right, and all rights that are beneficially owned by such acquiring person (or certain related parties) will be null and void. If the Company is acquired in a merger or other business combination, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights. Following the acquisition by any person of more than the threshold percentage of the Company's outstanding common stock but less than 50% of such stock, the Company may exchange one share of common stock for each right (other than rights held by such acquiring person). Until the rights become exercisable, they may be redeemed by the Company at a price of one cent per right. The rights expire on March 31, 2005.

(in thousands)

Note N - Contingencies and Other Information

In 1993, the Company received notices from Brazilian tax authorities of proposed adjustments to the income tax returns of the Company's entities located in Brazil for the calendar years ending 1988 through 1992. In August 1996, the Company also received notices of adjustments from Brazilian tax authorities proposing adjustments to the income taxes for calendar year 1992 based on the Company's recalculation of monetary correction as allowed under Law 8200. The Company successfully defeated many of the proposed adjustments in litigation and settled the other issues under REFIS and Tax Amnesty programs. During the twelve months ended June 30, 2003, the Company resolved an additional $2,000 of tax, penalties and interest. As of June 30, 2003, tax, penalties and interest relating to still unresolved issues is approximately $1,600, before related tax benefits for future deductions, and deduction of interest if the Company failed to prevail on these issues.

On October 31, 2002, the Company received an assessment from the tax authorities in Germany regarding the taxable gain from the sale of its flower operations, Florimex, in September 1998. The report concluded the values of the real estate located in Germany were greater than those arrived at with the buyer of the flower operation. The proposed adjustment to income tax is equivalent to approximately $4,500. The Company has challenged this finding with valuations that support the values used in the original filings and is currently discussing the issue with the tax officials in Germany.

In September 2002, the Company's Tanzanian operation received an assessment for income taxes equivalent to approximately $1,000. The company has filed a protest and an appeal and is awaiting a reply.

The Company believes it has properly reported its income and paid its taxes in Brazil, Germany and Tanzania in accordance with applicable laws and intends to vigorously contest the proposed adjustments. The Company expects the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated balance sheet or results of operations.

DeLoach, et al. v. Philip Morris Companies Inc., et al., is a lawsuit pending in the United States District Court for the Middle District of North Carolina (Case No. 00-CV-1235). On April 3, 2002, the Court issued an opinion and order certifying a class of plaintiffs. As certified, the class consists of persons who, at any time from March 1, 1996 through February 28, 2001, held a quota to grow or produced and sold U.S. flue-cured and burley tobacco. The plaintiffs allege that the defendants, which include cigarette manufacturers and leaf tobacco dealers, including the Company, violated the antitrust laws by conspiring to rig bids at auction and undermine the federal government quota and price support program. The plaintiffs seek injunctive relief, treble damages in an unspecified amount, pre- and post-judgment interest, attorneys' fees and costs of litigation. The Company and the other defendants have asserted a number of defenses to the allegations made.

On May 15, 2003, the Company entered into a conditional settlement agreement to resolve its involvement in the *DeLoach* class action litigation. The Settlement Agreement was signed by the plaintiffs, on behalf of themselves and the class of plaintiffs they represent, the Company, and all but one of the other defendants in the case. Under the terms of the Settlement Agreement, the Company will pay $6 million of the approximately $210 million of cash settlement payments to be paid by the settling defendants, and will not be obligated to pay any portion of the plaintiffs' attorneys' fees or other costs or expenses awarded by the Court, which will be paid by certain other settling defendants. Because management expects that the court will ultimately approve the settlement agreement, the Company has recorded its share of the settlement as of June 30, 2003. In addition, certain other settling defendants who are cigarette manufacturers have agreed to purchase certain minimum amounts of U.S. grown tobacco over the next ten years. In exchange, the plaintiffs and the members of the class will release the settling defendants, including the Company and its affiliates, from any and all claims, damages, or liabilities of any nature whatsoever, known or unknown, under state or federal law, that any plaintiff or member of the class has or had, that was or could have been alleged as a class action in the *DeLoach* litigation.

The Settlement Agreement expressly recognizes the Company's continued denial of wrongdoing and liability, and does not constitute an admission of any of the claims or allegations made by the plaintiffs in the case, or any admission or evidence of a violation of any law or other wrongdoing by any of the settling defendants.

The Settlement Agreement has received preliminary approval from the Court, and consummation of the settlement is subject to final approval of the Court following a required notice to the members of the class of plaintiffs. It is expected that any such final approval will occur in mid to late September. Certain members of the potential class of plaintiffs may opt out of the settlement in accordance with the rules governing class action litigation. The *DeLoach* litigation will continue against the non-settling defendant.

In October 2001, the Directorate General for Competition (DGCOMP) of the European Commission (EC) began conducting an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in Spain and Italy. The Company believes that the DGCOMP may be conducting similar investigations in other countries. The Company subsidiaries in Spain (Agroexpansion) and Italy (DIMON Italia) are cooperating with the DGCOMP. Based on the Company's understanding of the facts pertaining to the activities of Spanish and Italian tobacco processors, including Agroexpansion and DIMON Italia, respectively, the Company believes there have been infringements of EU law. Agroexpansion and DIMON Italia believe that there are mitigating circumstances in the structure and traditional operation of tobacco production and processing in these markets. The EC is not expected to issue a ruling (Statement of Objection) concerning either of these investigations until later in 2003. The Company expects that administrative penalties will be assessed, and those penalties could be material to our earnings. However, the Company is not able to make an assessment of the amount of any such penalties at this time. The Company understands that the cooperation of its subsidiaries with the DGCOMP during its investigations could result in a reduction of the amount of penalties imposed.

In September 2002, the Argentina National Commission for Defense of Competition ("NCDC") began an administrative inquiry into the tobacco and cigarette industry in Argentina. The Company subsidiary in Argentina, DIMON Argentina S.A., is cooperating with the NCDC. The Company cannot predict whether the inquiry will result in any further action by the NCDC.

The Company and certain of its foreign subsidiaries guarantee bank loans to growers to finance their crop. Under longer-term arrangements, the Company may also guarantee financing on growers' construction of curing barns or other tobacco production assets. The Company also guarantees bank loans to certain tobacco cooperatives to assist with the financing of their growers' crops. Guaranteed loans are generally repaid concurrent with the delivery of tobacco to the Company. The Company is obligated to repay any guaranteed loan should the grower or tobacco cooperative default. If default occurs, the Company has recourse against the grower or cooperative. At June 30, 2003, the Company is guarantor of an amount not to exceed $136,799 with $105,576 outstanding under these guarantees. The majority of the current outstanding guarantees expire within the respective annual crop cycle. The Company considers the risk of significant loss under these guarantees and other contingencies to be remote, and the accrual recorded for exposure under them was not material at June 30, 2003.

On August 21, 2001, the Company's subsidiary in Brazil won a claim related to certain excise taxes ("IPI credit bonus") for the years 1983 through 1990 and is now pursuing collection. The collection procedures are not clear and the total realization process could potentially be over many years. The Company is unable to estimate the realizable value of this claim as of June 30, 2003.

Zimbabwe remains in a period of civil unrest in combination with a deteriorating economy. Should the current political situation continue, the Company could experience disruptions and delays associated with its Zimbabwe operations. If the political situation in Zimbabwe continues to deteriorate, the Company's ability to recover its assets there could be impaired. The Company's Zimbabwe subsidiary has long-lived assets of approximately $46,292 as of June 30, 2003.

The Company's subsidiary in Spain, Compania General de Tabacos de Filipinas (CdF), was the plaintiff in a lawsuit regarding the alleged breach of contract in CdF's sale of a building located in Barcelona in 1991. CdF successfully concluded the lawsuit in February, 2001, and the Company realized a gain of $3,923.

Note O - Cumulative Effect of Changes in Accounting Principles

Reporting Period of Subsidiaries

Effective July 1, 2000, four of the Company's European subsidiaries changed their fiscal year end from March 31 to June 30. More efficient financial reporting routines have allowed the Company to eliminate the traditional fiscal quarter lag associated with the inclusion of these subsidiaries in its consolidated financial statements. For the quarter ended September 30, 2000, income of $284 earned by the affected subsidiaries during the period between April 1, 2000 and June 30, 2000 has been recognized as the cumulative effect of an accounting change.

Derivative Financial Instruments

Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect loss adjustment of $100, net of applicable taxes of $37, in other comprehensive income to recognize the fair value of all derivatives designated as cash-flow hedging instruments. Also, in accordance with the transition provisions, the Company recorded as the cumulative effect of an accounting change a $387 loss, net of applicable taxes of $191, in the statement of operations, for the unrealized fair market value depreciation of certain interest rate swap instruments not designated as hedges.

(in thousands)

Note P - Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2003					
Sales and Other Operating Revenue	**$270,944**	**$305,721**	**$301,404**	**$393,614**	**$1,271,683**
Gross Profit	**55,586**	**44,172**	**41,103**	**69,552**	**210,413**
Net Income before extraordinary items	**5,058**	**6,272**	**2,670**	**12,280**	**26,280**
Per Share of Common Stock:					
Basic Earnings	**.11**	**.14**	**.06**	**.32**	**.63**
Diluted Earnings	**.11***	**.14***	**.06***	**.31**	**.62***
Cash Dividends per Share	**.05**	**.075**	**.075**	**.075**	**.275**
Market Price - High	**7.00**	**6.60**	**7.50**	**7.44**	**7.50**
- Low	**5.45**	**5.35**	**5.60**	**5.69**	**5.35**
2002					
Sales and Other Operating Revenue	$ 288,721	$ 376,363	$ 257,065	$ 337,571	$ 1,259,720
Gross Profit	52,612	47,596	39,360	65,897	205,465
Net Income	3,918	6,201	4,690	12,667	27,476
Per Share of Common Stock:					
Basic Earnings	.09	.14	.11	.28	.62
Diluted Earnings	.09*	.14*	.10*	.28	.61*
Cash Dividends per Share	.05	.05	.05	.05	.20
Market Price - High	10.18	7.50	8.29	7.94	10.18
- Low	5.49	5.35	6.35	6.35	5.35

* *Assumed conversion of Convertible Debentures at the beginning of each period has an antidilutive effect on earnings per share.*

To the Shareholders of DIMON Incorporated

The consolidated financial statements of DIMON Incorporated and the other financial information in this report have been prepared under the direction of management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, include amounts based on the judgment of management.

Management is also responsible for maintaining an effective system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and properly recorded. Management believes that the Company's internal control system meets these objectives. This system is continually reviewed and is augmented by the communication of established written policies and procedures, the careful selection and training of qualified personnel, organizational arrangements that provide an appropriate division of responsibility and an internal audit program to monitor its effectiveness.

Independent auditors are retained to audit our financial statements. Their audit provides an objective assessment of how well management discharged its responsibility for fairness in financial reporting.

The Audit Committee of the Board of Directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors, Ernst & Young LLP, to assure that each is properly discharging its responsibilities. Ernst & Young LLP and the internal auditors have full and free access to meet privately with the Audit Committee to discuss accounting controls, audit findings and financial reporting matters.

James A. Cooley
Senior Vice President-Chief Financial Officer
August 15, 2003

To the Board of Directors and Shareholders of DIMON Incorporated

We have audited the accompanying consolidated balance sheets of DIMON Incorporated and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DIMON Incorporated and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note O to the consolidated financial statements, in 2001 the Company changed its consolidated reporting period for four European subsidiaries and also changed its method of accounting for derivative financial instruments. As discussed in Note A to the consolidated financial statements, in 2003 the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Intangible Assets*.

Ernst & Young LLP

Greensboro, North Carolina
August 15, 2003

Years Ended June 30 *(in thousands, except per share amounts and number of stockholders)*	**2003**	2002	2001	2000	1999
Summary of Operations					
Sales and other operating revenues	**$1,271,683**	$1,259,720	$1,400,955	$1,473,630	$1,815,223
Restructuring (recovery), asset impairment and merger costs	**–**	–	(1,384)	(211)	25,932
Income (loss) from continuing operations before cumulative effect of accounting changes and extraordinary item	**26,280**	27,476	24,997	17,988	(28,378)
Cumulative effect of accounting changes, net of income taxes	**–**	–	(103)	–	–
Income from discontinued operations, net of income taxes	**–**	–	–	–	22,912
Extraordinary item - Iraqi receivable recovery, net of income taxes	**1,777**	–	–	–	–
Net Income (Loss)	**28,057**	27,476	24,894	17,988	(5,466)
Per Share Statistics					
Basic Earnings Per Share:					
Income (loss) from continuing operations before cumulative effect of accounting changes and extraordinary item	**$ .59**	$ .62	$ .56	$ .40	$ (.63)
Net income (loss)	**.63**	.62	.56	.40	(.12)
Diluted Earnings Per Share:					
Income (loss) from continuing operations before cumulative effect of accounting changes and extraordinary item	**.58***	.61*	.56*	.40*	(.63)*
Net income (loss)	**.62***	.61*	.56*	.40*	(.12)*
Dividends paid	**.275**	.20	.20	.20	.40
Book value	**10.16**	9.74	9.23	9.06	8.91
Balance Sheet Data					
Working capital (1)	**$ 436,544**	$ 429,059	$ 172,863	$ 433,735	$ 443,602
Total assets	**1,353,152**	1,277,090	1,182,089	1,266,749	1,479,194
Revolving Credit Notes and Other Long-Term Debt (1)	**351,569**	328,883	128,641	400,856	458,180
Convertible Subordinated Debentures	**73,328**	73,328	73,328	73,328	73,328
Stockholders' equity	**454,573**	434,663	411,539	403,504	396,539
Other Statistics					
Common shares outstanding at year end	**44,737**	44,640	44,575	44,525	44,525
Number of stockholders at year end (2)	**5,946**	6,025	4,611	4,899	5,729

** For 1999, 2000, 2001, 2002 and 2003 assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings per share.*

(1) Working capital increased in fiscal 2002 due to the issuance of long-term debt which was used to refinance both the current portion of long-term debt and other short-term debt. See Note F to the "Notes to Consolidated Financial Statements."

(2) Includes the number of stockholders of record and non-objecting beneficial owners.

Board of Directors

HANS B. AMELL (3)(5)
Chairman and Chief Strategic Officer of Intrepid Learning Solutions, Seattle, Washington

Chairman and Chief Executive Officer of Catalyst LLC, Wantage Twp, New Jersey

R. STUART DICKSON (2)(4)
Director and Chairman of the Executive Committee of Ruddick Corporation, Charlotte, North Carolina

HENRY F. FRIGON (4)(5)
Private investor and consultant, and Chairman of the Board of CARSTAR, Inc., Overland Park, Kansas

C. RICHARD GREEN, JR.
Retired Regional Director of British American Tobacco, PLC, London, The United Kingdom

BRIAN J. HARKER (1)
Chairman and Chief Executive Officer of DIMON Incorporated

JOHN M. HINES (5)
Retired Executive Vice President of DIMON Incorporated

JAMES E. JOHNSON, JR. (3)
Retired Partner of Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina

THOMAS F. KELLER (3)
R. J. Reynolds Professor of Business Administration, Fuqua School of Business, Duke University, Durham, North Carolina

JOSEPH L. LANIER, JR. (1)(2)(4)
Chairman and Chief Executive Officer of Dan River Inc., Danville, Virginia

ALBERT C. MONK III (1)
Retired Vice Chairman of the Board of DIMON Incorporated

NORMAN A. SCHER (2)(5)
Director, President and Chief Executive Officer of Tredegar Corporation, Richmond, Virginia

WILLIAM R. SLEE
Retired Group Managing Director of Schroders PLC London, The United Kingdom

MARTIN R. WADE III (3)(5)
Director and Chief Executive Officer of International Microcomputer Software Inc., Novato, California

(1) Executive Committee – Joseph L. Lanier, Jr., Chairman
(2) Executive Compensation Committee – Norman A. Scher, Chairman
(3) Audit Committee – Thomas F. Keller, Chairman
(4) Nominating/Governance Committee – Henry F. Frigon, Chairman
(5) Finance Committee – Martin R. Wade III, Chairman

DIMON Incorporated

Executive Officers

BRIAN J. HARKER
Chairman and Chief Executive Officer

STEVEN B. DANIELS
President and Chief Operating Officer

JAMES A. COOLEY
Senior Vice President – Chief Financial Officer

H. PEYTON GREEN, III
Senior Vice President – Sales Director

DON C. HARE
Vice President – Human Resources

THOMAS C. PARRISH
Senior Vice President – Chief Legal Officer and Secretary

Officers

RITCHIE L. BOND
Senior Vice President – Treasurer

GREGORY T. BRYANT
Vice President – Tax

WILLIAM G. HALNON
Vice President – Chief Information Officer

JOHN O. HUNNICUTT, III
Vice President – Administration

WILLIAM C. MONK, JR.
Vice President – Business Planning and Development

THOMAS G. REYNOLDS
Vice President – Controller

B. HOLT WARD
Vice President – Internal Audit

DIMON International, Inc.

(A DIMON Company)

Regional Directors

LARRY R. CORBETT – *North America/Asia*

E. SHELTON GRIFFIN – *Sales and Marketing*

HILTON KAPPAUN – *Latin America*

MICHAEL J. ROBERTS – *Africa*

GUSTAV R. STANGL – *Europe*

Managing Directors

ANTONIO I. GIMENEZ – *Compania de Filipinas*

ANTHONY J. HYWOOD – *Asia*

Notice of Annual Meeting:

The annual meeting of stockholders will be held on Thursday, November 6, 2003, 10:00 a.m., at the Offices of the Company, 512 Bridge Street, Danville, Virginia. Formal notice of the meeting, together with a proxy statement and proxy, will be mailed on or about September 22, 2003.

Transfer Agent and Registrar for the Common Stock:

Wachovia Bank, N.A.
Shareholder Services Group
1525 West W.T. Harris Boulevard, 3C3
Charlotte, North Carolina 28262-1153
800-829-8432

Legal Counsel:

Hunton & Williams
Richmond, Virginia

Auditors:

Ernst & Young LLP
Greensboro, North Carolina

Form 10-K:

The Company's annual report on Form 10-K has been filed with the Securities and Exchange Commission and is available to stockholders without charge through its website at www.dimon.com or by writing to:

RITCHIE L. BOND
Senior Vice President – Treasurer
DIMON Incorporated
512 Bridge Street
P. O. Box 681
Danville, Virginia 24543-0681

Common Stock:

The Common Stock (DMN) is traded and is quoted daily on the New York Stock Exchange.

Forward-Looking Statements:

DIMON's 2003 Annual Report may include certain "forward-looking" statements. These forward-looking statements generally are identified by words such as "expects" or "anticipates" and words of similar effect and include statements regarding the Company's financial and operating goals. Actual results may differ materially from those expressed in any forward-looking statements due to a variety of factors, including those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results" and elsewhere in the Annual Report and in DIMON's filings with the Securities and Exchange Commission.

DIMON
INCORPORATED

512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA
434-792-7511
www.dimon.com